SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

04025146

PE
4-1-04

FORM 6-K

SEC MAIL RECEIVED PROCESSING
APR 05 2004
WASH, D.C. 155 SECTION

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2004

ICOS VISION SYSTEMS CORPORATION N.V.
(Translation of registrant's name into English)

PROCESSED
APR 09 2004
THOMSON FINANCIAL

Researchpark Haasrode, Zone 1
Esperantolaan 8, 3001 Heverlee, Belgium
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F _X_ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ______ No _X_

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______)

Exhibit 1 Annual Report to Shareholders for 2003

Exhibit 2 Annual Report to Shareholders regarding Belgian Statutory Accounts for 2003, including:

- Annual Report of the Board of Directors to Shareholders
- Belgian Statutory Accounts
- Report of the Statutory Auditor

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICOS VISION SYSTEMS CORPORATION N.V.

Date: April 1, 2004

By: /s/ Anton DeProft

Name: Anton DeProft
Title: President



#1266030 v\1 - bedarje - 6f2011.doc - 19248/1

KPMG

Bedrijfsrevisoren

Report of the Statutory Auditor (Commissaire/Commissaris) for the year ended December 31, 2003 submitted to the general shareholders' meeting of Icos Vision Systems Corporation N.V.

In accordance with legal and statutory requirements, we are reporting to you on the completion of the mandate, which you have entrusted to us.

We have audited the financial statements as of and for the year ended December 31, 2003 with a balance sheet total of EUR 37.833.613,73 and a profit for the year of EUR 13.506,06. These financial statements have been prepared under the responsibility of the Board of Directors of the Company. In addition we have carried out the specific additional audit procedures required by the Company law.

Unqualified audit opinion on the financial statements

We conducted our audit in accordance with the standards of the "Institut des Reviseurs d'Entreprises-Instituut der Bedrijfsrevisoren". Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, taking into account the legal and regulatory requirements applicable to financial statements in Belgium.

In accordance with these standards we have considered the Company's administrative and accounting organisation as well as its internal control procedures. The Company's management have provided us with all explanations and information, which we required for our audit. We examined, on a test basis, evidence supporting the amounts in the financial statements. We assessed the accounting policies used and significant accounting estimates made by the Company, as well as the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, taking into account the prevailing legal and regulatory requirements, the financial statements present fairly the Company's net worth and financial position as of December 31, 2003 and the results of its operations for the year then ended and the disclosures made in the notes to the financial statements are adequate.

Bourgetlaan 40
1130 Brussel
België
Tel.: + 32 2 708 43 00
Fax: + 32 2 708 43 99

Bollebergen 2B - bus 13
9052 Gent
België
Tel.: + 32 9 241 88 00
Fax: + 32 9 241 88 99

Avenue Einstein, 2A
1348 Louvain-la-Neuve
Belgique
Tel.: + 32 10 81 54 88
Fax: + 32 10 81 54 89

De lijst van de vennoten kan in de zetels geraadpleegd worden.

Spoorweglaan 3
2610 Antwerpen (Wilrijk)
België
Tel.: + 32 3 821 17 00

Ilgatlaan 7
3500 Hasselt
België
Tel.: + 32 11 28 66 10

Clos Chanmurly 13
4000 Liège
Belgique
Tel.: + 32 4 225 53 11

CVBA
RBV Brussel 4141

The company is a Belgian member firm of

Additional statements and information

As required by generally accepted auditing standards the following additional statements and information are provided. These additional statements and information do not alter our audit opinion on the financial statements.

- The directors' report contains the information required by law and is consistent with the financial statements.
- The appropriation of results proposed to the general meeting complies with the legal and statutory provisions.
- There are no transactions undertaken or decisions taken in violation of the Company's statutes or Company Law, which we have to report to you.
- Without prejudice to certain formal aspects of minor importance, the accounting records are maintained and the financial statements have been prepared in accordance with the applicable Belgian legal and regulatory requirements.

Klynveld Peat Marwick Goerdeler Bedrijfsrevisoren - Reviseurs d'Entreprises
Statutory Auditor
represented by

Jos Briers

Heverlee, February 18, 2004

				1·	EUR	
NAT.	Date of the deposition	Nr.	PP.	B.	D.	C 1.

ANNUAL ACCOUNTS IN EUROS

NAME : ICOS VISION SYSTEMS CORPORATION

Legal Form : Public Limited Company

Address : ESPERANTOLAAN Nr. : 8 Box :

Postal Code : 3001 Municipality : Leuven

Register : TR Office of the commercial court at : LEUVEN Nr. : 80.817

Internet address * :

V.A.T.- or national number **BE 438.068.826**

DATE **23 / 07 / 1998** of the deposition of the deed of partnership OR of the most recent document mentioning the date of publication of the deed of partnership and of the act alternating the articles of association.

ANNUAL ACCOUNTS approved by the General Meeting of **11 / 05 / 2004**

concerning the financial year covering the period from 01 / 01 / 2003 till 31 / 12 / 2003

Preceding period from 01 / 01 / 2002 till 31 / 12 / 2002

The amounts of the preceding financial year are identical to those which have been previously published : yes / ~~no~~ **

COMPLETE LIST WITH name, first name, profession, residence-address (address, number, postal code, municipality) and position with the enterprise, OF DIRECTORS, MANAGERS AND AUDITORS

VERJANS JOS
LEMING 99, 3220 Holsbeek, BELGIUM
Director Start of mandate: 14/05/2002

SMEYERS AUGUST
STEENWEG OP BRUSSEL 110, 1860 Meise, BELGIUM
Director Start of mandate: 14/05/2002

OOSTERLINCK ANDRE
PARKLAAN 13, 3360 Lovenjoel, BELGIUM
Director Start of mandate: 14/05/2002

(continued if need be on page C 1bis.)

Enclosed to these annual accounts : - the annual report **
- the auditor's report **

Total number of pages deposited : 21 Numbers of the pages of the standard form not deposited for not being of service: 7, 11, 18, 19

Signature
(name and position)
DE PROFT ANTOON
Managing Director

Signature
(name and position)
VERJANS JOS
Chairman of the Board of Directors

* Optional statement.
** Delete where appropriate.

LIST OF DIRECTORS, MANAGERS AND AUDITORS (continued from p. C 1 .)

CHAFFART FRED
BREYNISSEMBERG 18, 3300 Tienen, BELGIUM
Director Start of mandate: 14/05/2002

EXETER INTERNATIONAL NV
STRAALSTRAAT 2, 2170 Merksem (Antwerpen), BELGIUM
Director Start of mandate: 14/05/2002

Represented by :

DE VREE P.
SMIDSESTRAAT 55, 9200 Grembergen, BELGIUM

KLYNVELD PEAT MARWICK GOERDELER
SPOORWEGLAAN 3, 2610 Wilrijk (Antwerpen), BELGIUM
Auditor Start of mandate: 14/05/2002 End of mandate: 13/05/2005

Represented by :

BRIERS JOS

DE PROFT ANTOON
LINDELAAN 2, 3001 Heverlee, BELGIUM
Managing Director Start of mandate: 14/05/2002

(continued if need be on p.C 1 ter.)

The managing board declares that no assignment neither on auditing nor adjusting has been given to a person who was not authorised by law, pursuant to art. 78 and 82 of the Law of 21st February 1985 concerning the reform of the audit of enterprises.

If there is not the appointment of an auditor, has either an engagement to audit or to adjust the annual accounts been assigned to a person who is a member of the Institute of Accountants or to an auditor ? YES / ~~NO~~[1]

If YES, mention here after : name, first name, profession, residence-address of each external accountant or auditor and the number of membership with his Institute and the nature of this engagement.
(A. Bookkeeping of the enterprise[2]; B. Preparing the accounts[2]; C. Auditing the accounts ; D. Adjusting the accounts).

Name, first name, profession, residence-address	Number of membership	Nature of the engagement (A, B, C and/or D)
ACCOUNTING & TAX PARTNERS BVBA (BE 475.026.024) *INDUSTRIEWEG 4 Box 5, 3001 Heverlee, BELGIUM* *External accountant*	*221955-N-01*	***A B***
Represented by :		
FORCEVILLE MARC *BOVENBOSSTRAAT 89, 3053 HAASRODE, BELGIUM*	*7464 2N57*	

[1] ...lete where appropriate.
[2] ...tional disclosure.

1. BALANCE SHEET

ASSETS

	Codes	Period	Preceding period
FIXED ASSETS	20/28	20 367 568,60	15 428 597,44
I. Formation expenses (note I)	20		
II. Intangible assets (note II)	21		
III. Tangible assets (note III)	22/27	614 987,49	614 987,49
A. Land and buildings	22	614 987,49	614 987,49
B. Plant, machinery and equipment	23		
C. Furniture and vehicles	24		
D. Leasing and other similar rights	25		
E. Other tangible assets	26		
F. Assets under construction and advance payments	27		
IV. Financial assets (notes IV and V)	28	19 752 581,11	14 813 609,95
A. Affiliated enterprises	280/1	19 752 581,11	14 813 609,95
1. Participating interests	280	19 752 581,11	14 813 609,95
2. Amounts receivable	281		
B. Other enterprises linked by participating interests	282/3		
1. Participating interests	282		
2. Amounts receivable	283		
C. Other financial assets	284/8		
1. Shares	284		
2. Amounts receivable and cash guarantees	285/8		
CURRENT ASSETS	29/58	17 466 045,13	19 649 226,41
V. Amounts receivable after more than one year	29		
A. Trade debtors	290		
B. Other amounts receivable	291		
VI. Stocks and contracts in progress	3		
A. Stocks	30/36		
1. Raw materials and consumables	30/31		
2. Work in progress	32		
3. Finished goods	33		
4. Goods purchased for resale	34		
5. Immovable property acquired or constructed for resale	35		
6. Advance payments	36		
B. Contracts in progress	37		
VII. Amounts receivable within one year	40/41	95 317,65	65 201,68
A. Trade debtors	40	4 229,47	3 781,25
B. Other amounts receivable	41	91 088,18	61 420,43
VIII. Investments (notes V and VI)	50/53	17 300 000,00	19 000 000,00
A. Own shares	50		
B. Other investments and deposits	51/53	17 300 000,00	19 000 000,00
IX. Cash at bank and in hand	54/58	56 700,55	573 385,95
X. Deferred charges and accrued income (note VII)	490/1	14 026,93	10 638,78
TOTAL ASSETS	20/58	37 833 613,73	35 077 823,85

	Codes	Period	Preceding period
LIABILITIES			
CAPITAL AND RESERVES	10/15	34 536 010,54	34 596 283,88
I. Capital (note VIII)	10	3 659 878,53	3 659 878,53
A. Issued capital	100	3.659.878,53	3.659.878,53
B. Uncalled capital (-)	101		
II. Share premium account	11	21 656 154,55	21 656 154,55
III. Revaluation surplus	12		
IV. Reserves	13	365 987,84	365 987,84
A. Legal reserve	130	365.987,84	365.987,84
B. Reserves not available for distribution	131		
1. In respect of own shares held	1310		
2. Other	1311		
C. Untaxed reserves	132		
D. Reserves available for distribution	133		
V. Profit carried forward	140	8 853 989,62	8 914 262,96
Loss carried forward (-)	141		
VI. Investment grants	15		
PROVISIONS AND DEFERRED TAXATION	16		
VII. A. Provisions for liabilities and charges	160/5		
1. Pensions and similar obligations	160		
2. Taxation	161		
3. Major repairs and maintenance	162		
4. Other liabilities and charges (note IX)	163/5		
B. Deferred taxation	168		
CREDITORS	17/49	3 297 603,19	481 539,97
VIII. Amounts payable after more than one year (note X)	17	42 141,90	84 283,80
A. Financial debts	170/4	42.141,90	84.283,80
1. Subordinated loans	170		
2. Unsubordinated debentures	171		
3. Leasing and other similar obligations	172		
4. Credit institutions	173	42.141,90	84.283,80
5. Other loans	174		
B. Trade debts	175		
1. Suppliers	1750		
2. Bills of exchange payable	1751		
C. Advances received on contracts in progress	176		
D. Other amounts payable	178/9		
IX. Amounts payable within one year (note X)	42/48	3 207 042,04	328 839,34
A. Current portion of amounts payable after more than one year	42	42.141,90	42.141,90
B. Financial debts	43		
1. Credit institutions	430/8		
2. Other loans	439		
C. Trade debts	44	64.572,99	69.118,78
1. Suppliers	440/4	64.572,99	69.118,78
2. Bills of exchange payable	441		
D. Advances received on contracts in progress	46		
E. Taxes, remuneration and social security	45	242.036,24	119.793,73
1. Taxes	450/3	85.157,80	12.925,61
2. Remuneration and social security	454/9	156.878,44	106.868,12
F. Other amounts payable	47/48	2.858.290,91	97.784,93
X. Accrued charges and deferred income (note XI)	492/3	48 419,25	68 416,83
TOTAL LIABILITIES	10/49	37 833 613,73	35 077 823,85

2. INCOME STATEMENT
(presentation in vertical form)

	Codes	Period	Preceding period
I. Operating income	70/74	2 261 662,87	2 110 516,68
A. Turnover (note XII, A)	70	2 167 857,89	1 996 223,68
B. Increase (+); Decrease (-) in stocks of finished goods, work and contracts in progress	71		
C. Own construction capitalised	72		
D. Other operating income (note XII, B)	74	93 804,98	114 293,00
II. Operating charges (-)	60/64	(2 657 163,27)	(2 705 510,66)
A. Raw materials, consumables and goods for resale	60		
1. Purchases	600/8		
2. Increase (-); Decrease (+) in stocks	609		
B. Services and other goods	61	1 220 197,78	1 226 365,41
C. Remuneration, social security costs and pensions (note XII, C2)	62	1 436 630,49	1 032 338,36
D. Depreciation of and other amounts written off formation expenses, intangible and tangible fixed assets	630		446 020,02
E. Increase (+) ; Decrease (-) in amounts written off stocks, contracts in progress and trade debtors (note XII, D)	631/4		
F. Increase (+); Decrease (-) in provisions for liabilities and charges (notes XII, C3 and E)	635/7		
G. Other operating charges (note XII, F)	640/8	335,00	786,87
H. Operating charges capitalised as reorganization costs (-)	649		
III. Operating profit (+)	70/64		
Operating loss (-)	64/70	(395 500,40)	(594 993,98)
IV. Financial income	75	430 157,33	623 408,55
A. Income from financial fixed assets	750		
B. Income from current assets	751	419 365,65	593 166,12
C. Other financial income (note XIII, A)	752/9	10 791,68	30 242,43
V. Financial charges (-)	65	(21 150,87)	(205 139,17)
A. Interest and other debt charges (notes XIII, B and C)	650	9 641,74	14 681,65
B. Increase (+); Decrease (-) in amounts written off current assets other than mentioned under II.E. (note XIII, D)	651		
C. Other financial charges (note XIII, E)	652/9	11 509,13	190 457,52
VI. Profit on ordinary activities before taxes (+)	70/65	13 506,06	
Loss on ordinary activities before taxes (-)	65/70		(176 724,60)

2. INCOME STATEMENT *(continued)*

(presentation in vertical form)

	Codes	Period	Preceding period
VI. Profit on ordinary activities before taxes (+)	(70/65)	13 506,06	
Loss on ordinary activities before taxes (-)	(65/70)		(176 724,60)
VII. Exceptionnel income	76		
A. Adjustments to depreciation of and to other amounts written off intangible and tangible fixed assets	760		
B. Adjustments to amounts written off financial fixed assets	761		
C. Adjustments to provisions for extraordinary liabilities and charges	762		
D. Gain on disposal of fixed assets	763		
E. Other exceptionnel income (note XIV, A)	764/9		
VIII. Extraordinary charges (-)	66		(372 187,34)
A. Extraordinary depreciation of and extraordinary amounts written off formation expenses, intangible and tangible fixed assets	660		
B. Amounts written off financial fixed assets	661		
C. Provisions for extraordinary liabilities and charges (increase +, decrease -)	662		
D. Loss on disposal of fixed assets	663		372 187,34
E. Other extraordinary charges (note XIV, B)	664/8		
F. Extraordinary charges capitalised as reorganization costs (-)	669		
IX. Profits for the period before taxes (+)	70/66	13 506,06	
Loss for the period before taxes (-)	66/70		(548 911,94)
IXbis. A. Transfer from deferred taxation (+)	780		
B. Transfer to deferred taxation (-)	680		
X. Income taxes (-) (+)	67/77		
A. Income taxes (note XV) (-)	670/3		
B. Adjustment of income taxes and write-back of tax provisions	77		
XI. Profit for the period (+)	70/67	13 506,06	
Loss for the period (-)	67/70		(548 911,94)
XII. Transfer from untaxed reserve (+)	789		
Transfer to untaxed reserve (-)	689		
XIII. Profit for the period available for appropriation (+)	(70/68)	13 506,06	
Loss for the period available for appropriation (-)	(68/70)		(548 911,94)

	Codes	Period	Preceding period
APPROPRIATION ACCOUNT			
A. Profit to be appropriated	70/69	8.927.769,02	8.914.262,96
Loss to be appropriated (-)	69/70		
1. Profit for the period available for appropriation	70/68	13.506,06	
Loss for the period available for appropriation (-)	68/70		(548.911,94)
2. Profit brought forward	790	8.914.262,96	9.463.174,90
Loss brought forward (-)	690		
B. Transfers from capital and reserves	791/2		
1. from capital and share premium account	791		
2. from reserves	792		
C. Transfers to capital and reserves (-)	691/2		
1. to capital and share premium account	691		
2. to legal reserve	6920		
3. to other reserves	6921		
D. Result to be carried forward			
1. Profit to be carried forward (-)	693	(8.853.989,62)	(8.914.262,96)
2. Loss to be carried forward	793		
E. Shareholders' contribution in respect of losses	794		
F. Distribution of profit (-)	694/6	(73.779,40)	
1. Dividends	694		
2. Directors' emoluments	695		
3. Other allocations	696	73.779,40	

3. NOTES

	Codes	Amounts
I. STATEMENT OF FORMATION EXPENSES (heading 20 of assets)		
Net book value at the end of the preceding period	8001	
Movements during the period :		
. New expenses incurred	8002	
. Depreciation (-)	8003	
. Other (+)(-)	8004	
Net book value at the end of the period	8005	
Detailing : - Expenses of formation or capital increase, loan issue expenses and other formation expenses	200/2	
- Reorganization costs	204	

I. STATEMENT OF TANGIBLE FIXED ASSETS
(headings 22/27 of assets)

	Codes	1. Land and buildings (heading 22)	2. Plant,machinery and equipment (heading 23)	3. Furniture and vehicles (heading 24)
a) ACQUISITION COST				
At the end of the preceding period	815	614 987,49		
Movements during the period :				
. Acquisitions, including produced fixed assets	816			
. Sales and disposals (-)	817			
. Transfers from one heading to another (+)(-)	818			
At the end of the period	819	614 987,49		
b) REVALUATION SURPLUSES				
At the end of the preceding period	820			
Movements during the period :				
. Recorded	821			
. Acquisitions from third parties	822			
. Reversals (-)	823			
. Transfers from one heading to another (+)(-)	824			
At the end of the period	825			
c) DEPRECIATION AND AMOUNTS WRITTEN DOWN				
At the end of the preceding period	826			
Movements during the period :				
. Recorded	827			
. Written back as superfluous (-)	828			
. Acquisitions from third parties	829			
. Written down after sales and disposals (-)	830			
. Transfers from one heading to another (+)(-)	831			
At the end of the period	832			
d) NET BOOK VALUE AT THE END OF THE PERIOD (a)+(b)-(c)	833	614 987,49		

	Codes	4. Leasing and other similar rights (heading 25)	5. Other tangible assets (heading 26)	6. Assets under construction and advance payments (heading 27)
a) ACQUISITION COST				
At the end of the preceding period	815			
Movements during the period :				
. Acquisitions, including produced fixed assets	816			
. Sales and disposals (-)	817			
. Transfers from one heading to another (+)(-)	818			
At the end of the period	819			
b) REVALUATION SURPLUSES				
At the end of the preceding period	820			
Movements during the period :				
. Recorded.	821			
. Acquisitions from third parties	822			
. Reversals (-)	823			
. Transfers from one heading to another (+)(-)	824			
At the end of the period	825			
c) DEPRECIATION AND AMOUNTS WRITTEN DOWN				
At the end of the preceding period	826			
Movements during the period :				
. Recorded	827			
. Written back as superfluous (-)	828			
. Acquisitions from third parties	829			
. Written down after sales and disposals (-)	830			
. Transfers from one heading to another (+)(-)	831			
At the end of the period	832			
d) NET BOOK VALUE AT THE END OF THE PERIOD (a)+(b)-(c)	833			
Whereof : . land and buildings	250			
. plant, machinery and equipment	251			
. furniture and vehicles	252			

IV. STATEMENT OF FINANCIAL FIXED ASSETS (heading 28 of assets)

	Codes	Enterprises 1. affiliated	2. with participation link	3. others
1. Participating interests and shares		*(heading 280)*	*(heading 282)*	*(heading 284)*
a) **ACQUISITION COST**				
At the end of the preceding period	835	14.813.609,95		
Movements during the period :				
. Acquisitions	836	4.938.971,16		
. Sales and disposals (-)	837			
. Transfers from one heading to another (+)(-)	838			
At the end of the period	839	19 752 581,11		
b) **REVALUATION SURPLUSES**				
At the end of the preceding period	840			
Movements during the period :				
. Recorded	841			
. Acquisitions from third parties	842			
. Reversals (-)	843			
. Transfers from one heading to another (+)(-)	844			
At the end of the period	845			
c) **DEPRECIATION AND AMOUNTS WRITTEN DOWN**				
At the end of the preceding period	846			
Movements during the period :				
. Recorded	847			
. Written back as superfluous (-)	848			
. Acquisitions from third parties	849			
. Written down after sales and disposals (-)	850			
. Transfers from one heading to another (+)(-)	851			
At the end of the period	852			
d) **UNCALLED AMOUNTS**				
At the end of the preceding period	853			
Movements during the period (+)(-)	854			
At the end of the period	855			
NET BOOK VALUE AT THE END OF THE PERIOD (a)+(b)-(c)-(d)	856	19 752 581,11		
2. Amounts receivable		*(heading 281)*	*(heading 283)*	*(heading 285/8)*
NET BOOK VALUE AT THE END OF THE PRECEDING PERIOD	857			
Movements during the period :				
. Additions	858			
. Reimbursements (-)	859			
. Value adjustment entries (-)	860			
. Reversed value adjustments	861			
. Exchange differences (+)(-)	862			
. Other (+)(-)	863			
NET BOOK VALUE AT THE END OF THE PERIOD	864			
ACCUMULATED AMOUNTS WRITTEN OFF ON AMOUNTS RECEIVABLE AT THE END OF THE PERIOD	865			

V. A. PARTICIPATING INTERESTS AND OTHER RIGHTS IN OTHER ENTERPRISES

List of both enterprises in which the enterprise holds a participating interest (recorded in the heading 280 and 282 of the assets), and other enterprises in which the enterprise holds rights (recorded in the heading 284 and 51/53 of the assets) in the amount of at least 10 % of the capital issued.

NAME, full address of the REGISTERED OFFICE and for an enterprise governed by Belgian law, the V.A.T.- or national number	Rights held by			Information from the most recent period for which annual accounts are available			
	the enterprise (directly)		subsidiaries	Annual accounts	Currency	Capital and reserves	Net result
	Number	%	%			(+) or (-) (in monetary units)	
PLC ICOS VISION SYSTEMS ESPERANTOLAAN 8 3001 Heverlee, BELGIUM BE 431.049.588 **COMMON SHARES**	52 245	100,00		31/12/2003	EUR	26 445 898	67 007
ICOS VISION SYSTEMS GMBH BAJUWARENRING 21 , GERMANY **COMMON SHARES**		100,00		31/12/2003	EUR	211 684	155 243
ICOS VISION SYSTEMS LIMITED CONTAINER PORT ROAD 77-81 KWAI CHUNG, N.T., HONG KONG **COMMON SHARES**	20 010 000	100,00		31/12/2003	HKD	53 797 896	33 787 896
ICOS VISION SYSTEMS PTE.LTD TECH PLACE II BLOCK 5002 02-12 ANG MO KIO AVE Box 5 SINGAPORE 569871, SINGAPORE **COMMON SHARES**	5 000 000	100,00		31/12/2003	SGD	7 196 594	2 196 594

VI. INVESTMENTS : OTHER INVESTMENTS AND DEPOSITS (heading 51/53 of assets)

	Codes	Period	Preceding period
Shares	51		
Book value increased with the uncalled amount	8681		
Uncalled amount (-)	8682		
Fixed income securities	52		
issued by credit institutions	8684		
Term deposits with credits institutions	53	17 300 000,00	19 000 000,00
falling due :			
. less or equal to one month	8686	17 300 000,00	19 000 000,00
. between one month and one year	8687		
. over one year	8688		
Other investments not yet shown seperately	8689		

VII. DEFERRED CHARGES AND ACCRUED INCOME

	Period
Analysis of heading 490/1 of assets if the amount is significant.	
PREPAID EXPENSES	5 731,15
ACCRUED INCOME	8 295,78

VIII. STATEMENT OF CAPITAL

	Codes	Amounts	Number of shares
A. CAPITAL			
1. Issued capital (heading 100 of liabilities)			
- At the end of the preceding period	8700	3 659 878,53	xxxxxxxxxxxxxxxxxxxx
- Changes during the period :			
- At the end of the period	8701	3 659 878,53	xxxxxxxxxxxxxxxxxxxx
2. Structure of the capital			
2.1. Different categories of shares			
COMMON SHARES		3 659 878,53	10 507 810
2.2. Registered shares and bearer shares			
Registered	8702	xxxxxxxxxxxxxxxxxxxx	10 507 810
Bearer	8703	xxxxxxxxxxxxxxxxxxxx	

III. STATEMENT OF CAPITAL (continued)

	Codes	1. Uncalled capital (heading 101)	2. Called, but unpaid amount
B. UNPAID CAPITAL			
Shareholders having yet to pay up in full			
....		....	....
....		....	....
....		....	....
....		....	....
....		....	....
....		....	....
....		....	....
(continued if need be on page)			
TOTAL	871		

	Codes	1. Amount of capital	2. Number of shares
C. OWN SHARES held by			
- the company itself	872	....	....
- its subsidiaries	873	....	....
D. COMMITMENTS TO ISSUE SHARES			
1. Following the exercising of CONVERSION RIGHTS			
. Amount of outstanding convertible loans	8740	....	
. Amount of capital to be issued	8741	....	
. Maximum number of shares to be issued	8742		....
2. Following the exercising of SUBSCRIPTION RIGHTS			
. Number of outstanding subscription rights	8745		....
. Amount of capital to be issued	8746	....	
. Maximum number of shares to be issued	8747		....
E. AMOUNT OF AUTHORIZED CAPITAL, NOT ISSUED	8751	***3 659 878,53***	

	Codes	1. Number of shares	2. Voting right attached thereto
F. SHARES ISSUED, NOT REPRESENTING CAPITAL	876	....	....
Whereof : - held by the company itself	877	....	
- held by its subsidiaries	878	....	

G. STRUCTURE OF SHAREHOLDINGS OF THE ENTERPRISE AT YEAR-END CLOSING DATE, as it appears from the statements received by the enterprise : see page

PROVISIONS FOR OTHER LIABILITIES AND CHARGES

	Period
Analysis of heading 163/5 of liabilities if the amount is material.	
....	....
....	....
....	....
....	....

X. STATEMENT OF AMOUNTS PAYABLE

A. ANALYSIS BY CURRENT PORTIONS OF AMOUNTS INITIALLY PAYABLE AFTER MORE THAN ONE YEAR

	Codes	AMOUNTS PAYABLE CURRENT PORTION: 1. not more than one year (heading 42)	2. between one and five years (heading 17)	3. over five years (heading 17)
Financial debts	880	42 141,90	42 141,90	
1. Subordinated loans	881			
2. Unsubordinated debentures	882			
3. Leasing and other similar obligations	883			
4. Credit institutions	884	42 141,90	42 141,90	
5. Other loans	885			
Trade debts	886			
1. Suppliers	887			
2. Bills of exchange payable	888			
Advances received on contracts in progress	889			
Other amounts payable	890			
TOTAL	891	42 141,90	42 141,90	

B. AMOUNTS PAYABLE
(headings 17 and 42/48 of liabilities)

	Codes	AMOUNTS PAYABLE (OR THE PORTION THEREOF) GUARANTEED BY: 1. Belgian public authorities	2. Real guarantees given or irrevocably promised by the enterprise on its own assets
Financial debts	892		
1. Subordinated loans	893		
2. Unsubordinated debentures	894		
3. Leasing and other similar obligations	895		
4. Credit institutions	896		
5. Other loans	897		
Trade debts	898		
1. Suppliers	899		
2. Bills of exchange payable	900		
Advances received on contracts in progress	901		
Taxes, remuneration and social security	902		
1. Taxes	903	xxxxxxxxxxxxxxxxxxx	
2. Remuneration and social security	904		
Other amounts payable	905		
TOTAL	906		

C. AMOUNTS PAYABLE FOR TAXES, REMUNERATION AND SOCIAL SECURITY

	Codes	Period
1. **Taxes** (heading 450/3 of the liabilities)		
a) **Expired** taxes payable	9072	
b) Non expired taxes payable	9073	85 157,80
c) Estimated taxes payable	450	
2. **Remuneration and social security** (heading 454/9 of liabilities)		
a) Amounts **due** to National Office of Social Security	9076	
b) Other amounts payable relating to remuneration and social security	9077	156 878,44

XI. ACCRUED CHARGES AND DEFERRED INCOME

	Period
Analysis of the heading 492/3 of liabilities if the amount is material.	
ACCRUED EXPENSES	48.419,25

XII. OPERATING RESULTS

A. NET TURNOVER (heading 70)
Broken down by categories of activity and into geographical markets and **given as annexe to the standard form,** insofar as, taking account of the manner in which the sale of products and the provision of services falling within the enterprise's ordinary activities are organized, these categories and markets differ substantially one from another.

	Codes	Period	Preceding period
B. OTHER OPERATING INCOME (heading 74)			
Whereof : the total amount of subsidies and compensatory amounts obtained from public authorities	740		
C1. EMPLOYEES RECORDED IN THE PERSONNEL REGISTER			
a) Total number at the closing date	9086	21	18
b) Average number of employees in full-time equivalents	9087	18,7	17,4
c) Number of actual working hours	9088	32.527	42.644
C2. PERSONNEL CHARGES (heading 62)			
a) Remuneration and direct social benefits	620	1.071.038,58	777.380,17
b) Employers' contribution for social security	621	304.631,49	236.849,78
c) Employers' premium for extra statutory insurance	622	15.288,54	5.717,77
d) Other personnel charges	623	45.671,88	12.390,64
e) Pensions	624		
C3. PROVISIONS FOR PENSIONS (included in heading 635/7)			
Increase (+); decrease (-)	635		
D. AMOUNTS WRITTEN OFF (heading 631/4)			
1. Stocks and contracts in progress			
. recorded	9110		
. write back (-)	9111		
2. Trade debtors			
. recorded	9112		
. write back (-)	9113		
E. PROVISIONS FOR LIABILITIES AND CHARGES (heading 635/7)			
Increases	9115		
Decreases (-)	9116		
F. OTHER OPERATING CHARGES (heading 640/8)			
Taxes related to operations	640		451,87
Other charges	641/8	335,00	335,00
G. TEMPORARY PERSONNEL AND PERSONS PLACED AT THE DISPOSAL OF THE ENTERPRISE			
1. Total number at the closing date	9096	1	
2. Average number of employees in full-time equivalents	9097	1,1	
Number of actual working hours	9098	1.853	
Charges to the enterprise	617	67.993,10	

XIII. FINANCIAL RESULTS

	Codes	Period	Preceding period
A. OTHER FINANCIAL INCOME (heading 752/9)			
Amount of subsidies granted by public authorities, credited to income for the period			
- capital subsidies	9125		
- interest subsidies	9126		
Detail of other financial income classified under this heading, if material.			
FOREIGN EXCHANGE GAINS		*10.791,68*	*30.240,24*
B. AMOUNTS WRITTEN DOWN LOAN ISSUE EXPENSES AND REIMBURSEMENT PREMIUMS	6501		
C. CAPITALISED INTERESTS	6503		
D. VALUE ADJUSTMENTS TO CURRENT ASSETS (heading 651)			
Entries	6510		
Reversals (-)	6511		
E. OTHER FINANCIAL CHARGES (heading 652/9)			
Amount of the discount borne by the enterprise, as a result of negotiating amounts receivable	653		
PROVISIONS OF A FINANCIAL NATURE :			
. formed	6560		
. used and reversed (-)	6561		
Analysis of other charges included under this heading, if material.			
BANK CHARGES		*976,76*	*1.002,12*
FOREIGN EXCHANGE LOSSES		*10.482,80*	*8.455,40*
LOSS ON DISPOSAL OF ASSETS			*181.000,00*

XIV. EXTRAORDINARY RESULTS

	Codes	Period
A. Analysis of OTHER EXCEPTIONNEL INCOME (heading 764/9), **if material.**		
B. Analysis of OTHER EXTRAORDINARY CHARGES (heading 664/8), **if material.**		

XV. INCOME TAXES

	Codes	Period
A. ANALYSIS OF HEADING 670/3		
1. Income taxes of the current period :	9134	
a. Taxes and withholding taxes due or paid	9135	*61.914,12*
b. Excess of income tax prepayments and withholding taxes capitalised (-)	9136	(*61.914,12*)
c. Estimated additional charges for income taxes (included in heading 450/3 of liabilities)	9137	
2. Income taxes on previous periods :	9138	
a. Additional charges for income taxes due or paid	9139	
b. Additional charges for income taxes (included in heading 450/3 of liabilities) estimated or provided for (included in heading 161 of liabilities)	9140	

XV. INCOME TAXES (continued)

B. IN SO FAR AS TAXES OF THE CURRENT PERIOD ARE MATERIALLY AFFECTED BY DIFFERENCES BETWEEN THE PROFIT BEFORE TAXES as stated in the annual accounts and **THE ESTIMATED TAXABLE PROFIT** the main source for such differences with special mention of timing differences.

	Period

C. AN INDICATION OF THE EFFECT OF EXTRAORDINARY RESULTS ON THE AMOUNT OF INCOME TAXES RELATING TO THE CURRENT PERIOD

	Codes	Period
D. STATUS OF DEFERRED TAXES (to the extent that it is important for the purpose of assessing the financial position of the enterprise)		
1. Beneficial deferred taxes	9141	497.119,57
- Accumulated tax losses deductible from future taxable profits	9142	497.119,57
2. Deferred taxes	9144	

XVI. OTHER TAXES AND TAXES BORNE BY THIRD PARTIES

	Codes	Period	Preceding period
A. The total amount of value added tax, turnover taxes and special taxes charged during the period :			
1. to the enterprise (deductible)	9145	216.980,65	240.021,60
2. by the enterprise	9146	574.706,57	596.781,81
B. Amounts retained on behalf of third parties for :			
1. payroll withholding taxes	9147	325.415,12	248.010,03
2. withholding taxes on investment income	9148	16.034,11	

XVII. RIGHTS AND COMMITMENTS NOT ACCRUED IN THE BALANCE SHEET

	Codes	Period
Personal guarantees, given or irrevocably promised by the enterprise, as security parties' debts or commitments	9149	
Whereof :		
. Outstanding bills of exchange endorsed by the enterprise	9150	
. Bills drawn or guaranteed by the enterprise and other parties' debts	9151	
. Maximum amount for which other debts or commitments of third parties are guaranteed by the enterprise	9153	

XVIII. RELATIONSHIPS WITH AFFILIATED ENTERPRISES AND ENTERPRISES LINKED BY PARTICIPATING INTERESTS

	Codes	1. AFFILIATED ENTERPRISES		2. ENTERPRISES LINKED BY PARTICIPATION	
		Period	Preceding period	Period	Preceding period
1. FINANCIAL FIXED ASSETS	925	19 752 581,11	14 813 609,95		
investments	926	19 752 581,11	14 813 609,95		
amounts receivable :					
subordinated	927				
others	928				
2. AMOUNTS RECEIVABLE	929				
after one year	930				
within one year	931				
3. CURRENT INVESTMENTS	932				
shares	933				
amount receivable	934				
4. AMOUNT PAYABLE	935	2 810 188,59	97 784,93		
after one year	936				
within one year	937	2 810 188,59	97 784,93		

	Codes	AFFILIATED ENTERPRISES	
		Period	Preceding period
5. - **PERSONAL AND REAL GUARANTEES,** given or irrevocably promised by the enterprise, as security of debts or commitments of affiliated enterprises	9381		
- **PERSONAL AND REAL GUARANTEES,** given or irrevocably promised by affiliated enterprises as security of debts or commitments of the enterprise	9391		
6. OTHER SUBSTANTIAL FINANCIAL COMMITMENTS	9401		
7. FINANCIAL RESULTS			
from financial fixed assets	9421		
from current assets	9431		
other financial income	9441		
from interest and debts	9461		
other financial charges	9471		181 000,00
8. GAINS AND LOSSES ON DISPOSAL OF FIXED ASSETS			
realised capital gains	9481		
realised decreased values	9491		372 187,34

TATEMENT ON CONSOLIDATED ACCOUNTS

. **Information to disclose by every enterprise that is subject to the provision of Company Law on the consolidated accounts of enterprises**

The enterprise

. has prepared and published consolidated accounts and a consolidated report : YES / ~~NO~~ [1]
. hasn't prepared neither consolidated accounts nor a consolidated report for one out of following reasons:

a. The enterprise and its subsidiaries on consolidated basis exceed not more than one of the limits mentioned in art.16 of Company Law : YES / NO [1]

b. The enterprise itself is a subsidiary of an enterprise which does prepare and publish consolidated accounts in which annual accounts of the enterprise are included: YES / NO [1]
If yes :
. Justification of the compliance with all conditions for exemption set out in art. 113, par. 2 and 3 of Company Law :

. Name, full address of the registered office and, for an enterprise governed by Belgian Law, the V.A.T. or national number of the parent company preparing and publishing the consolidated accounts required :

. **Information to disclose by the reporting enterprise being a subsidiary or a joint subsidiary**

. Name, full address of the registered office and, for an enterprise governed by Belgian Law, the V.A.T.- or national number of the parent company(ies) and the specification whether the parent company(ies) prepare(s) and publish(es) consolidated accounts in which the annual accounts of the enterprise are included [2] :

. If the parent company(ies) is (are) (an) enterprise(s) governed by foreign law disclose where the consolidated accounts can be obtained [2]:

1 Delete where not appropriate.
2 Where the accounts of the enterprise are consolidated at different levels,the information should be given for the consolidated aggregate at the highest level on the one hand and the lowest level on the other hand of which the enterprise is a subsidiary and for which consolidated accounts are prepared and published.

4. SOCIAL REPORT

Numbers of joint industrial committees which are competent for the enterprise : 100.00 218.00

I. STATEMENT OF THE PERSONS EMPLOYED

A. EMPLOYEES RECORDED IN THE PERSONNEL REGISTER

1. During the financial period and during the preceding financial period	Codes	1. Full-time (period)	2. Part-time (period)	3. Total (T) or total full-time equivalents (FTE) (period)	4. Total (T) or total full-time equivalents (FTE) (preceding period)
Average number of employees	100	16,8	2,3	18,7 (FTE)	17,4 (FTE)
Number of actual working hours	101	29.362	3.165	32.527 (T)	42.644 (T)
Personnel charges	102	1.302.611,63	134.018,86	1.436.630,49 (T)	1.032.338,36 (T)
Amount of the benefits in addition to wages	103	xxxxxxxxxxxxxxxxxx	xxxxxxxxxxxxxxxxxx	(T)	(T)

2. As at the closing date of the financial period	Codes	1. Full-time	2. Part-time	3. Total of full-time equivalents
a. Number of employees recorded in the personnel register	105	18	3	20,5
b. By nature of the employment contract				
Contract of unlimited duration	110	18	3	20,5
Contract of limited duration	111			
Contract regarding a specific work	112			
Contract regarding substitution	113			
c. By sex				
Male	120	13	1	13,8
Female	121	5	2	6,7
d. By professional category				
Management personnel	130			
Employees	134	18	3	20,5
Workers	132			
Other	133			

B. TEMPORARY PERSONNEL AND PERSONS PLACED AT THE DISPOSAL OF THE ENTERPRISE

During the financial period	Codes	1. Temporary personnel	2. Persons placed at the disposal of the enterprise
Average number of personnel employed	150	1,1	
Number of actual working hours	151	1.853	
Charges to the enterprise	152	67.993,10	

I. LIST OF PERSONNEL MOVEMENTS DURING THE FINANCIAL PERIOD

A. ENTRANTS

	Codes	1. Full-time	2. Part-time	3. Total of full-time equivalents
a. Number of employed persons recorded in the personnel register during the financial period	205	6	1	6,8
b. By nature of the employment contract				
Contract of unlimited duration	210	6	1	6,8
Contract of limited duration	211			
Contract regarding a specific work	212			
Contract regarding substitution	213			
c. By sex and level of education				
Male : primary education	220			
secondary education	221			
higher non-university education	222	2		2,0
university education	223	2		2,0
Female : primary education	230			
secondary education	231			
higher non-university education	232	1	1	1,8
university education	233	1		1,0

B. LEAVERS

	Codes	1. Full-time	2. Part-time	3. Total of full-time equivalents
a. Number of employed persons of which the date of termination of the contracts has been recorded in the personnel register during the financial period	305	4		4,0
b. By nature of the employment contract				
Contract of unlimited duration	310	4		4,0
Contract of limited duration	311			
Contract regarding a specific work	312			
Contract regarding substitution	313			
c. By sex and level of education				
Male : primary education	320			
secondary education	321			
higher non-university education	322	2		2,0
university education	323	1		1,0
Female : primary education	330			
secondary education	331			
higher non-university education	332	1		1,0
university education	333			
d. By reason of termination of contract				
Pension	340			
Prepension	341			
Dismissal	342	1		1,0
Other reason	343	3		3,0
Of which: number of former employees who continued rendering services to the enterprise at least on a part-time basis in the capacity of self-employed person	350			

III. STATEMENT CONCERNING THE IMPLEMENTATION OF MEASURES STIMULATING EMPLOYMENT DURING THE FINANCIAL PERIOD

MEASURES STIMULATING EMPLOYMENT	Codes	Number of employed persons involved: 1. Number	Number of employed persons involved: 2. In full-time equivalents	3. Amount of the financial profit
1. Measures generating financial profit*				
1.1. Incentive plan for recruiting job-seekers who belong to high-risk groups	414			
1.2. Conventional part-time prepension	411			
1.3. Full career interruption	412			
1.4. Reduction of job performance (part-time career interruption)	413			
1.5. Social Maribel	415			
1.6. Structural reduction of social security contributions	416	24	23,5	26.196,00
1.7. Staging post programmes	417			
1.8. Service jobs	418			
1.9. Contracts : work - vocational training	503			
1.10. Apprenticeship contract	504			
1.11. Initial job agreement	419			
2. Other measures				
2.1. Training period for junior employees	502			
2.2 Successive employment contracts of limited duration	505			
2.3. Conventional prepension	506			
2.4. Reduction of employee's social security contribution regarding low-wage workers	507			

Number of employees involved in one or more measures stimulating employment :

	Codes	1. Number	2. In full-time equivalents
- total for the financial period	550	24	23,5
- total for the previous financial period	560	21	20,7

IV. INFORMATION ON VOCATIONAL TRAINING FOR EMPLOYED PERSONS DURING THE FINANCIAL PERIOD

Total of training initiatives at the expense of the employer	Codes	Male	Codes	Female
1. Number of employees	5801		5811	2
2. Number of training hours	5802		5812	16
3. Charges to enterprise	5803		5813	605,00

V. INFORMATION ON EDUCATIONAL OR TUTORIAL ACTIVITIES OF EMPLOYEES IN COMPLIANCE WITH THE LAW OF SEPTEMBER 5TH 2001 CONCERNING THE IMPROVEMENT OF EMPLOYMENT RATE

Educational or tutorial activities	Codes	Male	Codes	Female
1. Number of employees practising	5804		5814	
2. Number of hours spent on these activities	5805		5815	
3. Number of employees attending these activities	5806		5816	

* Financial benefit to the employer regarding the incumbent or his substitute.

ICOS Vision Systems Corporation NV
Esperantolaan 8
3001 Heverlee

Annual Report of the Board of Directors of ICOS Vision Systems Corporation NV to the Annual General Meeting of 2004 regarding the financial year 2003.(1)

General.

We have the honor to report on the activities of our Company, ICOS Vision Systems Corporation NV (IVSC), during the financial year 2003, and pursuant to the applicable legislation and the Articles of Association, submit to your approval the annual accounts closed on December 31, 2003.

Results obtained during the financial year.

The financial year 2003 closed with a profit of EUR 13,506.06 as opposed to a loss of EUR 548,911.94 for the financial year 2002. The operating income of the financial year 2003 amounted to EUR 2,261,662.87. This is an increase in comparison to the previous financial year when an operating income of EUR 2,110,516.68 was realized. This increase was due to the higher activity level under the services agreement concluded with ICOS Vision Systems NV. The balance sheet total per December 31, 2003 amounted to EUR 37,833,613.73, as opposed to a balance sheet total per December 31, 2002 of EUR 35,077,823.85.

Comments on the annual accounts and the developments.

At the end of the last financial year IVSC held all but one share of ICOS Vision Systems NV. The remaining share was held by Mr. Jos Verjans. IVSC also held all shares of ICOS Vision Systems GmbH (previously, Qtec Industrie-Automation GmbH). This situation did not change. ICOS Vision Systems GmbH is a company that serves as a research and development center within the group and that is an essential center of know-how regarding digital signal processing, optics and inspection algorithms. Besides this, it also develops and commercializes own products for certain industries, some of which are very promising.

During the fiscal year 2003, IVSC has incorporated ICOS Vision Systems Ltd. in Hong Kong and ICOS Vision Systems Pte. Ltd. in Singapore. The total participation amounts to EUR 2,443,971.16 and EUR 2,495,000 respectively.
Effective January 1, 2003, the operations of the previous ICOS Vision Systems NV branch office in Hong Kong were transferred to the incorporated subsidiary in Hong Kong. These operations include research and development, logistics and sales activities. Effective June 1, 2004, the operations of the previous ICOS Vision Systems NV branch office in Singapore were transferred to the newly incorporated subsidiary in Singapore. The prime activity of our subsidiary in Singapore is the sales and support in the area Singapore, Malaysia and Thailand.

(1) The English version is translated from the original Dutch version and is for information purposes only.

Given the positive situation of the capital and reserves of ICOS Vision Systems NV ICOS Vision Systems GmbH, ICOS Vision Systems Ltd. and ICOS Vision Systems Pte. Ltd. the Board of Directors is of the opinion that there is no reason for a depreciation of the participations held in all above mentioned participations.

Also during the financial year 2003, the court procedure that has been pending since the year 2000 and that was instituted by SCANNER Technologies Corporation (an American vision company) against IVSC with respect to so-called patent infringements, lead to significant judicial expenses and attorney fees although a settlement was reached for the majority of the systems. Such expenses and fees do not affect the profits of IVSC in a negative way, since the whole of these costs are charged to its subsidiary ICOS Vision Systems NV that actually receives the profits of the products that are aimed at in the court procedure. IVSC only acts in this case as the defender of the patents and the products that are used by the whole group.
It settled the case in 2003 for the majority of the systems. For the remainder of the systems, the Court ruled that the Company was not infringing the patents.
Scanner appealed this ruling in 2003. The Court ruling is expected in the next months.

On June 4, 2003 we listed our shares on Euronext. The listing on Nasdaq Europe was canceled on August 15, 2003.

On September 17, 2003, our subsidiary ICOS Vision Systems Ltd. in Hong Kong has entered into an agreement to acquire all of the outstanding shares of a production facility in Mainland China. The closing of this acquisition is expected in the course of March 2004 and is subjected to certain conditions.

Distribution of profits.

The profit for the year available for appropriation amounts to EUR 13,506.06. After the carry forward ofprofits, the Board proposes to the shareholders not to distribute any dividends for the financial year 2003, in conformity with the policy of the Company since its introduction at the stock market.

After the carry forward of the profits brought forward of the preceding financial years amounting to EUR 8,914,262.96, the Board of Directors proposed to allocate to the employees of the company an amount of EUR 73,779.40 (after deduction of social securities and taxes) following the new profit sharing plan, in conformity with the Belgian Law of May 22, 2001 in respect of the participation in the capital and profits of companies. As a result the profit brought forward to the next fiscal year amounts to EUR 8,853,989.62

(1) The English version is translated from the original Dutch version and is for information purposes only.

ICOS Vision Systems Corporation NV
Esperantolaan 8
3001 Heverlee

Research and development.
Given its activities IVSC NV does not perform any research and development.

Important events after the end of the financial year.
Not applicable.

Statutory Auditor.
In the course of the year no additional fees have been charged to the Company by the statutory auditor or by a company linked with the statutory auditor.

Discharge.
We hereby request that you give discharge, by separate vote, to all directors and the statutory auditor for the performance of their mandate during the previous financial year.

Heverlee, February 18, 2004

Jos Verjans
Chairman of the Board of Directors

Anton DeProft
President and CEO

(1) The English version is translated from the original Dutch version and is for information purposes only.

annual report '03



ICOS VISION SYSTEMS
your reliable partner

ICOS

annual report '03

ICOS

Table of contents

Financial Highlights

In thousands of €, except Earnings per Share

Years ended December 31,	1998	1999	2000	2001	2002	2003
Operating results:						
Net Revenues	€ 31,745	€ 45,753	€ 106,261	€ 26,463	€ 30,550	€ 44,757
Income (Loss) from Operations	1,687	7,258	33,989	(13,664)	(325)	5,868
Net Income (Loss)	(46)	5,281	22,470	(8,734)	(2,442)	5,327
Basic Earnings per Share	0.00	0.50	2.14	(0.83)	(0.23)	0.51
Weighted Average Shares Outstanding	10,450	10,508	10,508	10,508	10,508	10,508
Balance sheet data:						
Cash and Cash Equivalents	15,391	13,336	22,400	20,652	25,880	29,530
Working Capital	24,832	31,177	53,860	38,664	41,186	45,413
Total Assets	37,958	48,445	81,931	59,377	62,152	69,729
Long-term Debt	1,013	780	540	387	5,818	5,171
Stockholders' Equity	30,272	36,431	59,609	51,646	49,893	54,052

Net Revenues (€ millions)



120
100
80
60
40
20
0
1998 1999 2000 2001 2002 2003

Net Income (loss) (€ millions)



30
20
10
0
-10
1998 1999 2000 2001 2002 2003

Basic Earnings per Share (€)



3
2
1
0
-1
1998 1999 2000 2001 2002 2003

To our Shareholders

—◦ While we had a very successful year, we will remember 2003 as a year in which we solidified our position for accelerated growth in a market up-cycle. We will remember it as a year in which we saw considerable improvements in our financial results quarter over quarter, agreed to acquire a production facility in China, received the first volume order for our FTI product line and listed our shares on the Euronext stock market. Individually, each of these are accomplishments; collectively, they form the basis for our long term growth.

—◦ For the semiconductor market, 2003 was a year of recovery. At the outset, the semiconductor market was still experiencing one of the most severe recessions in its history. For almost two and a half years, orders for semiconductor back-end equipment had been below the floors of 1996 (DRAM crisis) and 1998 (financial crisis in Asia). Then in February, the book-to-bill ratio for semiconductor back-end equipment grew above parity, an early sign of better times ahead. The book-to-bill ratio remained positive throughout the year and, starting from a very low base, the industry slowly recovered. This improvement was barely perceptible in the first half of the year, but picked up pace during the third quarter and turned into a real recovery in the fourth quarter.

—◦ For ICOS, 2003 demonstrated unequivocally the advantages of our strategy of establishing and maintaining long-term partnerships with our customers and of continually investing in product development and customer support. Throughout the downturn, ICOS did not deviate from its proven course, electing to continue investing in the future. As a result, we have gained market share and expanded our addressable market through an enlarged product portfolio. In fact, this strategy has produced revenue growth in each quarter since the end of 2001, against a market that was, for the most part, declining.

—◦ Revenues increased steadily through the year, from € 9.3 million in the first quarter to € 15.0 million in the fourth quarter. For the year, revenues were € 44.8 million, an increase of 46% over 2002. Expressed in U.S. dollar terms, the year-over-year growth was even more impressive at 75%, compared to market growth in the range of 25 to 40%.

—◦ Revenues continued to be concentrated in Asia, which accounted for 64% of sales, with Japan contributing 16%. We generated 25% of revenues in Europe and 11% in the USA. In terms of revenue growth, the USA exceeded the other regions by tripling revenues on the strength of new account wins. Since revenue grew evenly across all product lines, product mix remained unchanged, with inspection machines generating 71% of revenues, and board-level OEM products and system-level OEM products producing 15% and 14%, respectively.

—◦ In 2003 first time customers accounted for 17% of revenue, compared to 15% in 2002, and we continued to gain market share in our main market for tray-based inspection systems. In addition, some of our newer product lines have gained traction, laying the foundation for future growth, as evidenced by the 19% contribution to revenue from new products in 2003, up from 12% in 2002. As an example, we got our first volume order for the FTI product to inspect Flexible Tapes used in flat screens and advanced packaging. We believe that this product is leading the industry's efforts to transition from manual to automated inspection, and we expect the sales of our FTI product in this emerging market to begin to contribute considerably to our revenues as of 2004.

—◦ ICOS has a flexible operational model that allows us to thrive in a highly cyclical industry. As an example, toward the end of 2003 we were experiencing substantial and sudden surges in order levels, and we needed to deliver large shipments quickly. Our supply chain model enabled us to react swiftly and accommodate this increased demand, and we were able to ship all necessary products in time, with essentially unchanged delivery times. Over the last two years, our operational model enabled us to maintain a very low fixed cost base during the downturn and is now enabling us to react quickly to the market upswing, leaving gross margins virtually unchanged throughout the market cycle.

—◦ Our supply chain network consists of several clusters of subcontractors in Belgium, Germany, China and Singapore. To further strengthen this supply chain, we have agreed to acquire a final assembly and quality control plant in China. With this acquisition, which is expected to close during the first quarter of 2004, we will further increase our flexibility and improve our control over our subcontractor network in China. As a result, we believe we are well prepared for the next semiconductor cycle in terms of capacity and flexibility.

—◦ Thanks to our flexible operational model, we increased our net profit per share quarter over quarter from just 2 Eurocents in the first quarter to 31 Eurocents in the fourth quarter (including 4 Eurocents as we eliminated a valuation allowance). For the year, net profit per share came to 51 Eurocents, a massive improvement over the net loss of 23 Eurocents in 2002. We further improved our balance sheet and ended the year with stockholders equity of € 54.1 million, compared to € 49.9 million at the end of 2002, and € 29.5 million in cash, up from € 25.9 million at the end of 2002. Consistent with our long-term policy, we proposed to our Annual General Meeting of Shareholders not to pay dividends.

—◦ Having outpaced the market in 2002 and 2003, ICOS is much better positioned going into the current market recovery than we were at the beginning of the last up-cycle. We have firmly established market leadership for finishing equipment in the back-end semiconductor market and a substantially broader product line-up.

—◦ Therefore, we are entering 2004 with a great deal of confidence. Unlike last year, we are entering the year buoyed by a strong market recovery, which, according to most market researchers will extend into 2005. Market-driven growth will come on top of other factors including continued market share gains, and revenues from new products in existing and emerging markets. We have the operational organization in place to react swiftly to the market upturn and we have the financial structure in place to translate top line growth into bottom line earnings.

—◦ To conclude, we would like to sincerely thank our dedicated and talented people for their hard work and their contributions to ICOS' successes during the year. We would also like to thank our shareholders for sharing our ideas and vision for the future.

Heverlee, February 18, 2004.

Anton DeProft
President and CEO

Jos Verjans
Chairman of the Board





Milestones 2003

—○ In U.S. dollar terms, ICOS realizes an annual growth of 75% with respect to 2002, in contrast with a market growth for semiconductor capital equipment of 25 to 40%.



—○ In March, ICOS wins two key orders for its Flex Tape inspection products. In October, it gets the first volume order for its FTI product. This order confirms ICOS as the leader in this new and emerging market, as the industry moves from manual to automatic inspection.

—○ On June 4, 2003 the ICOS shares start listing on Euronext at Euro 6.4, giving ICOS a dual listing on the NASDAQ and Euronext stock markets.

NE
euronext
NextEconomy



—○ In September, ICOS agrees to acquire JoinTech Precision Equipment (Shenzhen) Co. Ltd. of China to become a final assembly and quality control plant. This plant will coordinate and control the growing network of subcontractors in China. The closing of the acquisition is expected during the first quarter of 2004.

—○ ICOS triples its sales in the USA, driven by a number of new large customers.

—○ ICOS returns to operational and net profits during every quarter of the year and ends the year with a net profit per share of 51 Eurocents, versus a net loss of 23 Eurocents the year before.


AWARDS
ICOS VISION
20 JANUARY 2004

—○ ICOS wins the "Cash and Morningstar Awards 2003" in the category "Best Investor Relations - outside Bel 20".

Our mission

Be the world-wide market leader for inspection equipment for IC packages. Be a reliable long-term partner for our customers.

Information on the Company's Activities

1

Introduction

—◦ ICOS is a leading world-wide developer and supplier of inspection equipment primarily for use in the back-end semiconductor manufacturing. Our products consist of stand-alone inspection equipment and board-level and system-level inspection systems. The stand-alone inspection equipment, our primary product line, performs the final inspection and taping of integrated circuits (ICs), the last step in the semiconductor manufacturing process, and is sold primarily to end-users in the back-end semiconductor industry. Our board-level and system-level inspection systems are sold to OEMs for integration at various stages of the semiconductor packaging process and in electronic assembly.

—◦ We believe we offer the most comprehensive line of inspection products in our target markets. Based on a single modular platform, our products can be combined in multiple configurations depending on the application and the customer's requirements. In addition, our products combine our unique three-dimensional (3D) measurement with two-dimensional (2D) measurements and inspections to offer cost-effective, accurate and flexible solutions to our customers.

—◦ We are based in Heverlee, Belgium and have R&D centers in Belgium, Germany and Hong Kong, and sales and support offices in Japan, the USA, Singapore and Hong Kong.

2

History

—◦ ICOS was founded in 1982 as a spin-off from the K.U. Leuven Image Processing Laboratory, under the leadership of Professor Dr. Ir. Oosterlinck who is still an active member of the Board of Directors.

—◦ Between 1982 and 1985, ICOS did not have a clearly defined marketing strategy. We were involved in a myriad of applications, from a sorting system for avocados to the inspection of telephone exchanges. We decided in 1985 to concentrate entirely on the back-end semiconductor and electronic assembly industries, embarking on a period of rapid growth and entering into our first OEM contracts, some of which are still in force today.

—◦ Since 1982, we have introduced several important innovations to the market starting with a true greyscale vision system for IC placement in 1987 followed by several of the world's first high accuracy inspection systems for integration with back-end semiconductor equipment. We introduced our first board-level products in 1984; in 1992, we introduced our first stand-alone component inspection machine and in 1994 we introduced our first system-level inspection products.

—◦ In 1986, we established a subsidiary in the USA, followed by a subsidiary in Japan in 1991, two years after recording our first sales in this important market. By 1997, Japan accounted for almost 30% of our revenue. Following these early successes, we entered other markets in Asia, opening a branch office in Hong Kong in 1995 and in Singapore in 1996. The operations of both branches were transferred this year to two newly incorporated subsidiaries.

—◦ In 1997, we listed our stock on the Nasdaq Stock Market in an initial public offering, adding a dual listing on the European technology stock market, Nasdaq Europe, in 1998. This year, we exchanged our Nasdaq Europe listing for a listing on Euronext Brussels, so that we currently have a dual listing on NASDAQ (USA) and Euronext Brussels.

—◦ We have continued to expand our technology platform and broaden our line of inspection machines. In 1998, we acquired Qtec, a German leader in IC inspection equipment for very specific stages in the IC production process. Today ICOS GmbH, the former Qtec, serves as a research and development department for the company. During 2002, we acquired the gravity handling technology and product rights from IC Equipment Pte. Ltd. in Singapore and we set up a mechanical design center in Hong Kong.

3

The Back-end semiconductor equipment market

3.1 General characteristics of the market

—○ Semiconductors are the basic building blocks used to create a variety of electronic products. For over 30 years, semiconductor performance improvements have led to smaller, more complex and reliable devices. As a result, the end-user markets for semiconductor components have expanded to encompass telecommunications products and systems, automotive products, industrial automation and control systems, personal computers and network computer systems, and a wide range of consumer goods, including video and audio products, digital cameras and camcorders, game consoles, household appliances to name a few.

—○ Demand in electronics end-user markets fluctuates as new products are introduced. In addition, demand for new products accelerates as they move from early adoption to broad acceptance and then levels off when they reach maturity and market saturation. During the early adopter phase, the market is characterized by low volumes and high margins that attract high levels of capital investment. To meet growing demand, capacity expands and manufacturing costs decline, leading to price and margin erosion. As the product matures, the market reaches production overcapacity and producers begin to reduce capital investment.

—○ This cyclicality of the electronics market is enforced further with every step down the ladder of the electronics food chain illustrated in the picture below. The semiconductor market is more cyclical than the electronics market and the semiconductor equipment market is even more cyclical. During the previous cycle, we experienced accelerated growth in 1999 and 2000, followed by a steep decline in 2001 and 2002. It is generally recognized as the most dramatic down-cycle of the semiconductor industry since its inception more than thirty years ago. The new economy investments drove the cycle up very aggressively during 1999 and 2000. After the strong correction in 2001, the world-wide economic slump and the political uncertainty drove the cycle further down in 2002 and into the first half of 2003. During the third quarter of 2003 the utilization rate in the back-end went above 80% and we saw the first signs of a new up-cycle, which picked up steam during the fourth quarter, ending the year on a strong note.

—○ In addition to investing in capital equipment to expand manufacturing capacity during a period of growing end-user demand, semiconductor manufacturers invest in capital equipment in response to technological changes.



	2002	Forecast 2005
Electronic End Equipment	790B	1,001B
Semiconductors	141B	216B
Semiconductor Equipment	20B	35B
Materials	21B	27B

Source: SEMI, SIA/WSTS October 2003, Henderson Ventures November 2003

—◦ In the back-end semiconductor equipment market, technological changes arise from the introduction of new IC packages. For the past decade the driving force behind new IC packaging developments has been the move to smaller electronic products with increased functionality, higher speed and lower costs. Adding to these challenges are developments in wafer processing such as the transition to 300 mm wafers and new materials such as copper interconnects that affect back-end assembly and testing. As new generations of ICs are designed, they call for ever smaller, lighter and lower-profile packages.

—◦ The semiconductor industry has experienced substantial growth over the long term despite cyclical changes in production capacity and in the level of semiconductor sales. Between 1972 and 2000 the semiconductor industry grew at a compounded annual rate of 15%, and the equipment market grew at a slightly higher rate of 17%. The technological drivers behind this historic growth remain in force today. Moore's law will still lead to the further shrinking of the semiconductor devices and to a lower cost per function, driving demand for new applications. As an example of this evolution, the price of one Mbit of memory was equivalent to the price of a house in 1973. By 1977 it was the equivalent of a car and ten years later it was of a similar value of a sweater. By 1995 it was worth the stamp on a letter and by now it is only worth the value of the envelope.

3.2 Back-end semiconductor industry trends

1

Pent-up demand for semiconductor back-end equipment makes 2003 a transition year.

—◦ During the period of unprecedented growth in 1999 and 2000, semiconductor manufacturers over-expanded capacity and inventory levels of semiconductor goods. This overcapacity resulted in a severe correction of the capital spending market in 2001. In 2002, a return to a normal situation was delayed due to the world-wide economic slowdown, which instead resulted in a further decline of the semiconductor equipment market.

—◦ During this severe and prolonged downturn, the cash strained semiconductor companies cut back their investments dramatically. Their scarce resources were mostly invested in long-term technology projects in the front-end, such as the transition to 300 mm wafer, at the expense of the back-end investments, where short delivery times are the rule. Therefore, the underinvestments and the pent-up demand is particularly strong for back-end equipment.

—◦ This disparity in investment between front-end and back-end semiconductor manufacturing and the below-average investment in the back-end is illustrated in the following chart. It shows the bookings in the front-end and back-end since January 1995 relative to an average growth rate of 10% to 15%. It clearly illustrates that the under-investment is especially apparent in the back-end areas, where recent investments have not even kept up with the 10% growth line, while the long-term industry average amounts to 17%.


Monthly bookings for semiconductor equipment manufactures
($M)
$2,500
$2,000
$1,500
$1,000
$500
$0
Dropped 52% in 7 months
Dropped 72% in 11 months
Front-End bookings dropped 79% in 11 months before bottoming in September 2001.
Back-End bookings dropped 92% in 18 months before bottoming in November 2001.
jan 95
jul 95
jan 96
jul 96
jan 97
jul 97
jan 98
jul 98
jan 99
jul 99
jan 00
jul 00
jan 01
jul 01
jan 02
jul 02
jan 03
jul 03
Front-End Bookings
Back-End Bookings
Source: Semiconductor Equipment and Materials International (SEMI)

—◦ Since February 2003, the back-end equipment book-to-bill ratio stayed above parity, signaling a strengthening of the market. This strengthening picked up steam and resulted in a strong market recovery during the fourth quarter. Therefore, 2003 was truly a transition year, starting weak and uncertain but ending strong and full of confidence.

2 Increased outsourcing

—○ Since several years, the front-end wafer processing that was traditionally performed by Integrated Device Manufacturers, is shifting to the so-called foundries. These foundries only process wafers, but do not design or market any components. A similar process shift is seen in the back-end, where the term subcontractors is used instead of foundry. Over time, manufacturing volumes are shifting from IDMs to subcontractors. This shift is adding to the limited visibility in the back-end as subcontractors typically have a limited order back-log and tend to place orders with equipment manufacturers only after building up sufficient order flow to justify expanding capacity. The shift of manufacturing to subcontractors also creates a trend for more standard and flexible equipment, away from dedicated and integrated equipment, as subcontractors manufacture a wide range of devices, and flexibility is one of their key virtues.

3 Consolidation

—○ Unlike the front-end, there is very limited uniformity in the processes in the back-end. To start with, the types of processes are quite different, ranging from bending or plating metal leads to complex electrical testing or optical inspection. In addition, different component types require different handling, and often different equipment is used for different packages even though the function of the machines may be identical. As a result of this variability, the back-end semiconductor equipment market is highly fragmented with most vendors specializing in specific areas, such as wire bonding, test handling or final inspection.

—○ Over the long-term we believe the back-end semiconductor industry will consolidate, but we believe the transition will take time.

—○ One element constraining consolidation is the incompatibility between some back-end production processes. Often these processes are performed in different locations and vary greatly in throughput rates and cleanliness levels. For example, at the end of the assembly process, right before the test and final inspection and thus right in the middle of the total back-end process flow, we find the molding and plating processes, which are slow and produce some debris and spills. An integration between the early assembly processes (dicing, die bonding and wire bonding) and the test and final inspection processes are impracticable.

—○ We therefore believe that consolidation will occur among early assembly companies and among the final inspection companies. In anticipation thereof, we can realize most synergy with technology or partners that help us to expand our offering in the final inspection area. Our acquisition of handling technology, the opening of a new mechanical design center in Hong Kong and the acquisition of a final assembly and quality control plant in China are clear implementations of this strategy. Eventually, the company wants to become the world leader for the final outgoing inspection of all semiconductor components.

4 Semiconductor Processing

4.1 Front-end and Back-end processing

—∘ The semiconductor manufacturing process involves front-end wafer fabrication and back-end processing (assembly, test and final inspection). In front-end processing, several layers of semi-conductive material are deposited and etched into patterns on the surface of a silicon wafer to form complex integrated circuits. The end result is a wafer with a number of electrically functional parts or chips. This process is done in high grade clean rooms with expensive equipment. Wafer processing requires a high level of capital investment and expanding wafer processing capacity takes on average a period of 18 to 24 months.

Plating —∘  —∘ Marking —∘ 

—∘ The finished wafers are then typically shipped to another location for the back-end processing. The wafer is diced into separate chips known as dice, which are then put into a semiconductor package, electrically tested and visually inspected. A semiconductor package contains connections (leads or balls) enabling the internal semiconductor circuits to be connected to a printed circuit board. ICOS operates only in back-end semiconductor production, also called the final assembly.

4.2 Back-end processing

—∘ During the back-end process, the chips are taken from the wafers, attached to leadframes or other substrates which hold the connections (leads or balls) and put in a protective housing. This process is often called assembly. After assembly, the chip is electrically tested and then optically inspected and put in the shipping medium.

 —∘ Assembly —∘  —∘ Electrical Test —∘ Finishing

4.3 Assembly

Leadframe based assembly

—◦ The most widely used assembly process uses leadframes as a connector for the chip. The assembly process starts with the dicing of the patterned wafers: wafers are cut into individual chips using a wafer saw. Next, the dice are individually picked up by a die bonder that puts the dice onto the leadframe. Our board-level OEM products are used on die bonders to align and inspect the die during the bonding process. In the next step, wire bonders connect the electrical paths on the die with the contact pads of the leadframe.


Dicing
Die Bonding
Wire Bonding

—◦ After the wire bonding, the chips are encapsulated with a protective packaging using an injection molding process. Following the molding, the leads are tinned in a slow plating process, and generally marks are put on the chip in this phase. Then the leads are cut from the leadframe, bent into proper shape and finally the whole device is cut out (singulated) from the leadframe. The combination of cutting and bending the leads is called the trim & form process.


Molding
Plating
Marking
Trim & Form

—◦ The assembly process described above consists of two phases: dicing, die bonding and wire bonding on the one hand, and molding, plating, marking and trim & form on the other hand. Because of the different throughput speeds between the two phases and the debris produced during the molding and the plating processes, it is impractical to integrate all the assembly processes into one single line.

Substrate based assembly

—◦ As an alternative to the process described above, the dice can be put on substrates instead of leadframes. A substrate is somewhat similar to a mini printed circuit board that holds just one die. The assembly process starts in a similar fashion to leadframe based assembly with dicing, die bonding and wire bonding, followed by molding and marking. However, the contacts of these packages are formed with balls that are mounted on the substrates instead of the leads of a leadframe. Therefore, the plating and trim and form processes are replaced by a ball placement process, followed by a singulation process by sawing the substrate in individual devices.



Dicing
Die Bonding
Wire Bonding
Molding
Marking
TopLine
Ball Placement
Singulation

(4.4) Test and final inspection

—◦ After the assembly process, the devices are functionally complete. However, they still need to be electrically tested, optically inspected and placed in a medium for shipping.



Electrical Test
Final Inspection: optical inspection and taping

—◦ The test and final inspection form our main market. Some of our stand-alone inspection machines such as the CI-9450 and the CI-G10 are final inspection systems, and a large number of our system-level OEM products are sold for use in testing and final inspection processes.

—◦ In testing and final inspection, the transport medium can be quite different and therefore also the test and final inspection equipment varies with the type of IC being processed. As an example, our CI-9450 is a final inspection machine for tray-based components and our ICOS CI-G10 is a final inspection machine for tube-based components.

Component Family	Component Type	Input Medium	ICOS Inspection Machine
TRAY-BASED COMPONENTS	QFP BGA SBCSP LFCSP TSOP 	TRAY 	
TUBE-BASED COMPONENTS	SO LFCSP 	TUBE 	

After inspection, the IC is transferred into its final transport medium. In some cases, this is the same as the internal transport medium, i.e. a tray or tube. However, tape is becoming the preferred shipping medium for all components, both large and small. In the latter medium, components are put in a plastic embossed tape with preformed cavities that hold one part safely for transportation. The embossed tape is then closed with a sealing tape and rolled onto a big wheel or reel. This reel is then shipped to the customer. The process of transferring the devices into this embossed tape is called taping. The final inspection and taping are generally combined on the same machine. Many of our ICOS CI-systems are therefore equipped with taping systems.



In packaging certain devices, other processes like laser marking or electrical test may be integrated with the final inspection equipment. We supply vision systems to the manufacturers of this integrated equipment.

Integrated equipment:
Electrical test
Laser marking
Optical inspection

4.5 Specialty packaging and inspection applications

—◦ In addition to these standard packaging process flows, there are a number of specialty packages, some of which may become standard in the future. We provide inspection systems for the following advanced packaging processes:

Flip Chip

—◦ For certain applications, ball contacts are mounted directly on the silicon dice while they are still part of the uncut wafer. The wafer is afterwards inspected to make sure that all the bumps were placed correctly. This type of inspection is typically performed in 3 dimensions (3D) in order to check the heights of the bumps.



Wafer Bumping →



→ Bumped Wafer Inspection → Wafer Sawing →



—◦ The Flip Chip process can be used as a "packaging" technique in which the dice are directly mounted onto the target application. This is called Flip Chip On Board (FCOB) or Direct Chip Attach (DCA). Alternatively, the Flip Chip technique is used instead of wire bonding to form the interconnects inside the package. In this case, the term Flip Chip In Package (FCIP) is used.

Wafer level packaging

—◦ With wafer level packaging, nearly all of the assembly and test processes are performed while the chips are still on the wafer, thus minimizing the handling of an individual device. It is similar to the Flip Chip process described above, except that a protective coating and a redistribution of the contact layout is added to the dice while still in wafer format. When the wafer is cut, "packaged" devices are obtained which can be directly used in any application in contrast to bare dice which still need to be encapsulated.

Wafer Coating → Wafer Bumping → Bumped Wafer Inspection → Electrical Test → Wafer Sawing → Finishing: Optical Inspection and Taping

—◦ For all the above applications, we offer a stand-alone inspection machine for 3D inspection of bumped wafers.



Flex tape inspection.

—◦ For a number of applications, most notably for display drivers, the chip is mounted on a flexible tape, called Tape Automated Bonding (TAB) or Chip On Film (COF), which enables the contacts to make a flexible connection. An application example are LCD (Liquid Crystal Display) screens where the chip is mounted on the back of the display, but the contacts need to be brought to the front. These packages are called Tape Carrier Packages (TCP).

—◦ ICOS is a leading supplier of inspection equipment for TAB tape. We offer system-level OEM products and a stand-alone inspection machine.

5

ICOS' product offering

5.1 Overview and product strategy

—◦ Our products include a family of inspection products for the back-end semiconductor manufacturing and electronic assembly industries. We offer board-level and system-level inspection systems for integration into semiconductor OEM manufacturing equipment and electronic assembly equipment as well as stand-alone inspection machines mainly for the final inspection of semiconductor packages.

—◦ These three product lines are vertically integrated, starting with the board-level products which form the core inspection engine. The system-level products combine this inspection engine with such items as cameras, optics, illumination, a personal computer and interfacing software. The inspection machines combine the system-level products with mechanical handling, sorting and, in some cases, taping of the semiconductor devices.

—◦ Between 1993 and 2000, ICOS's growth was mainly driven by this vertical integration of our products. By offering more complete products, we increased the added value to our customers and we also gained direct access to the key IC manufacturers and their subcontractors.

—◦ From 2002, ICOS is increasing its offering of inspection machines to those customers, thereby expanding its total available market.

Product Strategy



1993 • 2000
2002 • ...



- 1993-2000: vertical integration
- 2002 and beyond: horizontal market expansion

5.2 Board-level OEM products



Our board-level products consist of a single board vision system and the embedded vision software. These products are integrated with die bonding equipment and used for the alignment and inspection of the die before it is picked up and mounted on the lead-frame or substrate. In addition, board-level products are integrated with pick-and-place equipment to ensure proper alignment of the component on the printed circuit board.

List prices for board-level OEM products range from € 4,000 to € 10,000.

5.3 System-level OEM products

The system-level OEM products consist of one or more board-level systems, together with an industrial PC, one or more cameras, optics and illumination systems. The system-level products are integrated with various equipment in the assembly and test area, including trim & form or test handling equipment, and in various more integrated and specialty lines and perform a wide range of measurements and inspection functions. Some of the most important tasks include:

- 2D and 3D lead and ball inspection: the measurement of the position of the contact leads or balls in two and three dimensions. This inspection detects malformed, bent or damaged leads and malformed, incorrectly located or damaged balls. 3D inspection is especially important because the device will not be able to connect properly to



the printed circuit board if the contacts are not on the same horizontal plane (referred to as coplanarity), resulting in defective electronic devices. One critical issue is the detection of devices with a limited coplanarity problem. These devices may make contact to the printed circuit board and pass electrical tests, but the contacts may be weak and the devices will cause an early failure of the electronic circuit in which it is used.

- Mark Inspection: the inspection of the ink or laser marks, that are inscribed on the semiconductor device and that contain information such as the part number, company logo, etc.

- Surface Inspection: for certain packages, an inspection of the surface, either the package surface or the surface of the contacts, is an important element in ensuring the quality of the device.

- Other inspections: the system-level products perform various other inspections including burr inspection, part identification and orientation check.

List prices for the system-level OEM products range from € 15,000 to € 100,000.

5.4 Inspection Machines

The inspection machines combine the system-level inspection products with a mechanical handler, which moves the components to the inspection stations, sorts them and, if required, transfers them to tape. Inspection machines constitute our largest product line.



Component Inspector, tray-based: ICOS offers a range of products for the final inspection of tray-based semiconductor components. The range includes a semi-automatic CI-3050, a medium volume CI-5150/5250 and high volume CI-8250/8450 and CI-9250/9450 products. These systems perform 2D and 3D inspection of all devices that are handled in trays such as QFP, BGA, CSP and TSOP. It also performs the taping of those devices. Typically, the inspections include coplanarity inspection, mark inspection and surface inspection, but they may vary substantially depending on the component type or customer requirement. In addition to inspecting components, the tray-based CI products are also used to inspect connectors and substrates. These applications are newer and expand the market potential of these products.



Component Inspector, tube-based: the CI-G10 is a fully automatic system for the final inspection of semiconductor components handled in tubes. Typical components include SO devices and QFN or other LFCSP's. The CI-G10 performs the optical inspection and, if required, the taping of these components. Typical inspections include coplanarity inspection, mark inspection and side inspection.

—◦ Bumped Wafer Inspector: the BWI product inspects the bumped wafer for 2D and 3D defects.



—◦ Flex Tape Inspection: the FTI product inspects the TAB and COF tape itself as well as the configured TCP products. It inspects dimensional integrity and surface defects.



—◦ List prices for the inspection machines range from € 120,000 to € 500,000.

6 Organization

6.1 General

—◦ Our strategy is to offer advanced inspection products to our customers along with superior world-wide support. As a result, Research and Development and Marketing and Sales account for the largest portion of total headcount. These functions differentiate ICOS in the marketplace and provide the platform for future growth and profitability. Even in a severe semiconductor market downturn, we have continued to invest in research and development and to maintain high standards of customer support. The manufacturing organization is relatively small but very flexible as we use third party subcontractors extensively in the production process.

The company is structured as a holding company that is incorporated and located in Belgium. The business is carried out by wholly-owned subsidiaries and liaison offices as follows:

Name	Location
ICOS Vision Systems NV	Belgium
ICOS Vision Systems GmbH	Germany
ICOS Vision Systems Inc.	USA
ICOS Vision Systems Ltd.	Japan
ICOS Vision Systems Limited	Hong Kong and its liaison offices in **Taiwan, Korea, Philippines** and **Mainland China**.
ICOS Vision Systems Pte. Ltd.	**Singapore** (incorporated on May 14, 2003)

As of June 1, 2003, the activities of the Singapore branch office were transferred to the newly formed subsidiary, ICOS Vision Systems Pte. Ltd.

6.2 Marketing & Sales

ICOS prides itself to be a long-term reliable partner to its customers. We sell our products through a global sales and support network consisting of an experienced internal sales force and senior support staff and independent distributors. In addition to our headquarters facility in Heverlee, Belgium, we have sales and support offices in Japan, Singapore, Hong Kong and California (USA) and support staff in Taiwan, Korea, the Philippines and Mainland China.

We sell products to semiconductor OEMs primarily through our direct sales force, as these customers require specific technical support for the integration of an ICOS system in their products. For those products, the end-user service and support is provided by the OEM. We sell the inspection machines to semiconductor manufacturers either directly or through independent distributors who hold exclusive distribution rights for certain products in defined territories. We work closely with these distributors to ensure a high level of customer responsiveness and to facilitate customer collaboration on product development.

—○ Our sales network contains distributors for Mainland China, Singapore, Malaysia, Indonesia, Taiwan, Japan, Korea, Thailand, the Philippines, Hong Kong, the United Kingdom and Costa Rica. We select these distributors for the quality and breadth of both their local organizations and customer relationships.

6.3 Research & Development, Patents and Proprietary Rights

—○ ICOS' core technology consists of two main areas: vision and handling. Vision technology forms the core of all our products as it is used to perform the numerous two and three dimensional inspection tasks in our products. The handling technology forms the basis of the mechanical systems that move and sort components in our inspection machines. ICOS combines the vision and handling technology in a unique way to produce more accurate and more reliable inspection systems.

—○ Vision technology is at the heart of all our products and forms one of the cornerstones of our R&D activities.

—○ We apply highly optimized measuring methods and algorithms resulting in the highest subpixel accuracy available. These algorithms are also optimized in terms of speed through a dedicated implementation on high-end DSP's. We have developed high performance vision hardware based on a modular and cost effective architecture, allowing performance increases whenever additional inspection tasks or more complicated algorithms require more processing power. The measuring and inspection techniques are optimized for each specific component type and several compact image acquisition modules are offered for a wide variety of component types. The inspection modules enable integration into any type of handler and eliminate the need for complicated or accurate handling.

—○ This modular architecture also allows for a high degree of software content. Developing real-time embedded software and user-friendly graphical user interfaces are therefore key elements of our R&D programs.

—○ In addition to these key elements, our state-of-the-art vision systems require other important building blocks, such as optical subsystems, illumination modules and high resolution cameras. These building blocks are provided by suppliers with whom we have long standing partnerships and with whom we often share roadmaps.

—◦ An important and growing part of ICOS' product offering consists of complete inspection machines, including handling technology to move and sort the components. A key attribute of ICOS' measurement technology is that no motion is necessary to perform the inspection or measurement tasks. This implicates that the mechanics of the system only serve the purpose of transportation and sorting. Based on this principle, we design high speed systems in a cost effective way.

—◦ The input/output media used on the handlers, such as trays, tubes and tape, have inherent positional tolerance. Therefore we combine our vision skills with our mechanical design skills and use 'vision guiding' to compensate for these tolerances and optimize the handling reliability. This unique feature secures failsafe handling and allows high speed handling.

—◦ Since 2002, we have strengthened our R&D organization by opening a mechanical design center in Hong Kong. We added designers to this center in 2003 to further enhance our expertise in this key technology. The mechanical design center in Hong Kong works very closely together with our design centers in Belgium and Germany.



—◦ Besides developing our core technologies, we also stay current with new and challenging packaging technologies and their inspection requirements. We maintain regular contacts with packaging specialists employed by our customers, sharing product roadmaps and evaluating new technologies. Since we supply our inspection systems to all major IC manufacturers and their subcontractors and since we are the global market leader, we often can detect trends and start developments early, to ensure our continuous success in this market.



—◦ To protect our intellectual property, we primarily rely on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions as well as patents. We generally do not provide our customers access to the source code of our software. We seek to protect our hardware, software and other written materials under trade secret and copyright laws. Our circuit boards and board sets incorporate proprietary firmware designs, which are designed in-house. Our board-level software is specifically designed to run only on these proprietary boards, further safeguarding this software from unauthorized use and embedding inspection methods in the software to limit re-engineering. Currently, we have one patent (expiring 2011) issued in Belgium, the United States, Europe, Japan and certain other territories for the 3D dual-shadow measuring method of lead coplanarity and four pending patent applications in diverse jurisdictions, related to other 3D inspection methods and handling techniques.

—◦ We also from time to time subcontract with the University of Leuven and other third parties, and have obtained grants from the regional government of Flanders and from the European Community to support certain of our R&D efforts.

6.4 Operations





—◦ To operate in a cyclical market, we have established a flexible production model that allows the company to operate with limited fixed costs and adapt quickly to changing volumes in the market. The company subcontracts to third parties major subassemblies including printed circuit boards, chassis, optical modules and mechanical handlers.

—◦ Subcontractors are selected on the basis of quality, delivery time and price, and a sophisticated Supply Chain Management system controls and supports the network of subcontractors.

—◦ For the board-level and system-level inspection systems, we perform final assembly, test, burn-in and quality control at our headquarters in Belgium.

—◦ For the mechanical handlers, we maintain quality assurance staff on site with the most important subcontractors for quality control and final acceptance. The subcontractors for the mechanical handlers are located in Germany, China and Singapore.

—◦ To further increase our flexibility and our quality control, we acquired JoinTech Precision Equipment (Shenzhen) Co. Ltd., located in China, for final inspection and quality control. This acquisition is expected to close during the first quarter of 2004.

6.5 Facilities

—◦ Our headquarters are located in the Research Park in Heverlee (Leuven), Belgium in a 5,800 square meter, two building complex on a 20,000 square meter parcel of land. Prior to 2002, we occupied a 3,605 square meter building located on 10,000 square meter of land, both of which we still own. The company intends to rent this building complex to third parties. As of January 1, 2003, about 1,000 square meter has been rented.

—◦ A € 6.4 million loan facility from Dexia Bank (Belgium) was obtained on February 26, 2002 (see Note 8 to the Financial Consolidated Statements) and is secured by a mortgage on all buildings.



—◦ Offices are leased in Santa Clara, California, in Oberhaching, Germany, in Yokohama, Japan, in Hong Kong, in Seoul, Korea, in Hsinchu, Taiwan, in Singapore and in Shanghai, China.

6.6 Human Resources

As per December 31, 2003, the company employed a full-time equivalent of 173 people world-wide, including 63 in Research & Development, 55 in Marketing & Sales (including technical support services), 40 in Operations and 15 in General & Administrative services. Of these 173 people, 103 are employed in Belgium. None of the employees are represented by a labor union and the company has experienced no work stoppages.

7 Glossary

Assembly — The process of transforming a wafer into individual IC's, with protective housing and contact leads or balls, but excluding the electrical test and the final inspection.

Back-end — The complete process of transforming a wafer into individual IC's, with protective housing and contact leads or balls, including the electrical test and the final inspection. The back-end includes assembly, test and final inspection.

BGA — Ball Grid Array

BL — ICOS product line of Board-level OEM systems.

BWI — Bumped Wafer Inspector

COF — Chip On Film, package based on TAB.

CSP — Chip Scale Package

DCA — Direct Chip Attach

DSP — Digital Signal Processor

FCIP — Flip Chip In Package

FCOB	Flip Chip On Board
Final Assembly	See back-end.
Final Inspection	The final step in the manufacturing process. This includes the optical inspection and in many cases also the taping of the devices. In certain cases, other functions such as laser marking or electrical test may be included.
Finishing Equipment	The last equipment that any IC or semiconductor component goes through. Finishing equipment typically performs the final outgoing inspection of the semiconductor components, but may also perform other functions such as taping or even electrical test.
Front-end	The wafer manufacturing process.
IDM	Integrated Device Manufacturer, who designs and manufactures the IC's.
IM	See Inspection Machines
Inspection Machines	ICOS product line of stand-alone inspection systems.
LCD	Liquid Crystal Display
LFCSP	Lead Frame CSP
Packaging	See back-end
QFN	Quad Flat pack, No leads
QFP	Quad Flat Pack
SBCSP	Substrate Based CSP
SL	ICOS product line of system-level OEM systems.
SO	Small Outline package
TAB	Tape Automated Bonding. Packaging technique in which the die is mounted on a flexible tape that contains the contacts or leads to the outside world.
Taping	Putting the semiconductor devices in the pockets of a specially designed embossed tape, which is automatically sealed and rolled onto a reel. Components are often taped, as this is the preferred format to ship the components to the end users that will mount them on printed circuit boards for electronic applications.
TCP	Tape Carrier Package, package based on TAB.
Test	The electrical test of the device, ensuring its proper functioning.
TSOP	Thin Small Outline Package

Management Discussion and Analysis

1

Operating Results

Years ended December 31, 2003 and December 31, 2002

Revenues

→ In 2003, sales to Europe, Japan, Rest of Asia and the United States accounted for 25%, 16%, 48% and 11% of our revenues, respectively. In 2002, sales to these territories accounted for 26%, 20%, 49% and 5% of our revenues, respectively. Our business is conducted primarily in Euro ("€"), U.S. dollars and Japanese yen. As a result of conducting business in multiple currencies and in multiple countries, our business and results of operations are subject to risks of currency fluctuations as well as other risks associated with international sales generally.

→ Our business is highly dependent upon the capital expenditures of back-end semiconductor manufacturers and electronic assemblers, and our ability to develop, manufacture and sell new products and product enhancements. Our results will also be affected, especially when measured on a quarterly basis, by volume, composition and timing of orders, conditions in the industries we serve, competition and general economic conditions.

→ Our revenues increased by 46.5% to € 44.8 million in 2003, compared to € 30.6 million in 2002. We were able to outpace the market as evidenced by our 75% increase in revenues in U.S. dollar terms versus the market for back-end semiconductor equipment which industry analysts estimate grew between 25 to 40%. From 2002 to 2003, board-level product revenues increased from € 4.7 million to

€ 6.6 million, system-level inspection product revenues increased from € 4.4 million to € 6.4 million and stand-alone inspection machines revenues increased from € 21.5 million to € 31.8 million.

Gross Profit

→ Gross profit margin decreased to 56.7% in 2003 from 60.0% in 2002, which was substantially impacted by the movement of a provision for inventory write-down. We expect that there will continue to be periodic fluctuations in our gross margin resulting from changes in our product sales mix and from currency fluctuations. Our stand-alone inspection machines normally generate lower margins than our board-level and system-level products, due to their relatively higher material content. Following the completion of our acquisition in China, we expect our gross margin to benefit in 2004 from production efficiencies, while further evaluating continuously our provision for inventory write-down.

Research and Development

→ Research and development expenses decreased by 2.4% to € 6.5 million, 14.5% of revenues in 2003, compared to € 6.7 million, 21.8% of revenues in 2002. In addition to these expenses, in 2003 we offset approximately € 502,000 of research and development expenses through government project funding recognized during that period, compared to approximately € 339,000 of such funding recognized in 2002. As such, the research and development expenses remained unchanged in the last two consecutive years. As of December 31, 2003, we had 63 employees primarily engaged in research and development compared to 60 employees as of December 31, 2002. We believe that research and development expenditures are essential to maintain our competitive position and expect to maintain the current quarterly level of research and development expenditures in the foreseeable future to support our commitment to new product development efforts.

Selling, General and Administrative

→ Selling, general and administrative expenses increased by 8.1% to € 13.0 million, 29.0% of revenues in 2003, from € 12.0 million, 39.3% of revenues in 2002. The increase of selling, general and administrative expenses was primarily related to the higher level of commission expenses in 2003, which is related directly to the increased level of revenues in 2003.

Net Other Income (Expense)

→ In 2003, we recorded € 100,000 of net other income compared to € 1.5 million of net other expense in 2002. The difference was primarily attributable to currency exchange losses in the year 2002 amounting to € 2.0 million, compared to the currency exchange losses of approximately € 0.2 million in 2003. Despite the continued further depreciation of the U.S. dollar versus the Euro in the course of 2003, we were able to limit the currency exchange losses, following the change from U.S. dollar towards Euro as our main invoicing currency.

Income Taxes

→ Income tax expense was € 0.6 million in 2003 and 2002. Based on the improved business conditions and outlook for 2004, we benefited in 2003 from the release of a valuation allowance on deferred tax assets in our Japanese subsidiary. In 2002, we included a tax expense of approximately € 0.7 million, following the enactment of the reduction of the Belgian Corporate Tax rate on December 31, 2002. Accordingly, we had to decrease in 2002 our deferred tax assets and liabilities.

2

Liquidity and Capital Resources

→ During 2003, operating activities provided net cash of € 5.1 million. Cash flow, defined as net income increased by non-cash items such as amortization, depreciation, provision for doubtful debts and deferred tax expense (benefit), amounted to a positive cash flow of € 5.4 million, while changes in operating assets and liabilities used € 367,000 in cash. Sources of cash as a result of changes in assets and liabilities included an increase in trade accounts payable of € 3.4 million and in accrued expenses of € 1.2 million that was entirely offset by an increase in accounts receivable of € 6.3 million, resulting from the increased level of activity.

→ During 2003, investing activities used € 0.3 million of cash, primarily used for the construction and finalization of the new office facilities. The remainder of investments related to primarily the purchase of computer and manufacturing equipment. We do not foresee significant capital commitments for the year 2004.

→ During 2003, our financing activities used net cash of € 0.6 million, primarily for repayment of borrowings.

→ As of December 31, 2003, we had long-term obligations of approximately € 5.8 million, consisting of long-term debt. As of that date, the current portion of these long-term obligations totaled € 0.6 million. We also have several non-cancelable operating leases, primarily for motor vehicles and office premises, which expire over the next three to five years. As of December 31, 2003, the total minimum lease payments till 2008 will be approximately € 2.1 million.

3

Balance Sheet

→ On December 31, 2003, we had total assets of € 69.7 million. Besides cash and cash equivalents of € 29.5 million, assets consisted primarily of inventories and trade accounts receivable totaling € 23.8 million and net property and equipment of € 9.2 million. With a value of € 8.1 million, the office buildings accounted for the largest part of property and equipment.

→ We have stockholders' equity of € 54.1 million, financing approximately 78% of total assets, which evidences our sound financial structure.

4

Outlook 2004

→ For ICOS, 2003 demonstrated unequivocally the advantages of our strategy of establishing and maintaining long-term partnerships with our customers and of continually investing in product development and customer support. Throughout the downturn, ICOS did not deviate from its proven course, electing to continue investing in the future. As a result, we have gained market share and expanded our addressable market through an enlarged product portfolio. In fact, this strategy has produced revenue growth in each quarter since the end of 2001, against a market that was, for the most part, declining.

→ Therefore, we are entering 2004 with a great deal of confidence. Unlike last year, we are entering the year buoyed by a strong market recovery, which, according to most market researchers will extend into 2005. Market-driven growth will come on top of other factors including continued market share gains, and revenues from new products in existing and emerging markets. We have the operational organization in place to react swiftly to the market upturn and we have the financial structure in place to translate top line growth into bottom line earnings.

Corporate Governance

1

Board of Directors

1.1 Composition of the Board of Directors.

—◦ Under the Articles of Association, the Board of Directors should be composed of at least three members. Shareholders who either belong to the management of the Company or ICOS Vision Systems NV or who are entrusted with the day-to-day management of any of the Company's subsidiaries, or any subsidiary of ICOS Vision Systems NV, are entitled to nominate a majority of the Directors of the Board. In addition, under the Articles, Jos Verjans, who is Chairman of the Board, is entitled to nominate one candidate for the Board of Directors. This nomination right is transferable between shareholders, can only be exercised by a shareholder and expires upon the death of Mr. Jos Verjans.

—◦ The Board of Directors is composed of six people, including the Chairmain who served until March 31, 2002 as President and CEO, two executive directors and three independent non-executive directors:

Jos Verjans	Chairman of the Board of Directors
Anton DeProft	Executive Director, President and CEO of the Company

André Oosterlinck	Director, Rector of the Catholic University of Leuven, co-founder of the Company
Gust Smeyers	Executive Director, Vice President of Research & Development of the Company
Exeter International NV, represented by Paul de Vrée, managing director	Director, Managing Director of Rendex Partners, co-founder of the Company
Fred Chaffart	Director, Board Member of Gevaert NV and several other companies

—◦ At the Annual General Meeting of Shareholders held on May 13, 2003, the following directors were elected as independent directors as defined in accordance with article 524 §4 of the Belgian Corporate Code, for a term ending immediately after the Annual General Meeting of Shareholders of 2008, unless their terms are earlier terminated by a vote of the stockholders: André Oosterlinck, Fred Chaffart and Exeter International NV, represented by Mr. Paul de Vrée. All other directors are also serving for a term ending immediately after the Annual General Meeting of Shareholders of 2008.

—◦ During its meeting of February 20, 2003, the Board of Directors decided to call for a Extraordinary General Meeting of Shareholders on May 13, 2003 which reconvened on June 3, 2003 as the quorum was not reached in the first meeting. During this meeting, the Board of Directors was awarded the authority for a period of 18 months to repurchase its own shares for a maximum of 1,000,000 shares at a price of at least € 0,01 and at the most € 10. During the year 2003, no shares have been repurchased.

—◦ The Board of Directors has also the authority for a period of five years ending July 7, 2007 to increase the capital of the Company up to € 3,574,440.35 (issuance premium, if any, not included) with the possibility, in the interest of the Company, to restrict or cancel the preferential subscription right of the shareholders.

1.2 Functioning of the Board of Directors and its Special Committees

—◦ The Board of Directors meets upon invitation of the Chairman of the Board or, of the Executive Director and CEO, whenever the Company's interests require it or when one director requests a meeting. The Board of Directors held 8 meetings during 2003.

—○ The main topics on which the Board of Directors deliberate are the mission and the strategy of the Company, matters of world-wide economic importance, the development of new activities or discontinuation of existing activities, the establishment and closure of Group companies, general corporate and social policy, mergers and acquisitions, and the hiring and remuneration of senior management. The Group's budgets and periodic financial results and cash flows are evaluated by the Board.

—○ As a special matter of attention, the Board of Directors is closely following up on the implementation of the Sarbanes-Oxley Act within the time frame set for foreign private issuers, taking into account the SEC final rules in response to this Act, as well as the Nasdaq corporate governance rules.

—○ Some of these matters are delegated to special committees operating under a written charter from the Board of Directors.

—○ The Audit Committee operates pursuant to a written Charter that was approved and adopted by the Board of Directors. Under the provisions of the Audit Committee Charter, the Audit Committee is responsible for, among other things: recommending to the Board of Directors the nomination of the independent auditor; reviewing and monitoring the financial reporting process and internal control systems; reviewing the annual financial statements, the scope of the audit and the role and performance of the independent auditor; reviewing the independence of the independent auditors; providing an open avenue for communication between the independent auditor, management and the Board of Directors; and reviewing its Charter annually. The Audit Committee is authorized to seek outside legal or other advice to the extent it deems necessary or appropriate, provided it shall keep the Board advised as to the nature and extent of such outside advice. It is furthermore authorized to confer with Company management and other employees. In accordance with the Sarbanes-Oxley Act and in order to preserve the independence of the auditor, the Audit Committee has implemented in February 2003, a pre-approval procedure for audit and all permitted non-audit services. The members of the Audit Committee are Mr. André Oosterlinck (Chairman), Mr. Fred Chaffart and Exeter International NV, represented by Mr. Paul de Vrée. The Audit Committee held 4 meetings during fiscal 2003.

—○ A Remuneration Committee was installed during 2001 and is responsible for, among other things: recommending and reviewing all remuneration and compensation of the senior management. Members of the Remuneration Committee are Mr. André Oosterlinck (Chairman), Mr. Fred Chaffart and Exeter International NV, represented by Mr. Paul de Vrée. The Remuneration Committee held 1 meeting during fiscal 2003.

—○ The majority of the Directors has to be present or be represented to enable the Board to validly deliberate and make decisions. Decisions are reached by majority of the votes. In the event of a tie, the Chairman has the casting vote.

1.3 Directors' remuneration

The global amount of fees paid in 2003 to all directors, including the fees paid to directors who are member of any advisory committee, amounted to € 52,750. No loans nor advance payments are given to the Directors.

1.4 Directors' shareholding

As of the date of this report, non-executive directors have the following share ownership: 18.2%

2 Management

2.1 Composition of Management

The President and CEO is responsible for the implementation of the corporate policy and strategy as defined by the Board of Directors. To this extent, he receives the widest range of competencies as regards day-to-day management and is to this purpose assisted by a Senior Management team. The Senior Management team regularly submits reports to the Board of Directors concerning its activities.

The Senior Management team is composed of four people:

Anton DeProft	President and CEO
Gust Smeyers	Vice President Research and Development
Guido Vervoort	Vice President Operations
Koen Gutscoven	Vice President Marketing and Sales

—◦ In principle, the Senior Management team meets once a month.

—◦ Besides the senior managers, the world-wide Management team consists of the following additional people:

Seiichi Kohnoike	General Manager of ICOS Vision Systems Ltd, Japan
Robin Kam	General Manager of ICOS Vision Systems Pte. Ltd., Singapore
Masoud (Max) Mirgoli	General Manager of ICOS Vision Systems Inc., USA
John Zabolitzky	General Manager of ICOS Vision Systems GmbH, Germany
Stephanus Wansleben	General Manager of ICOS Vision Systems GmbH, Germany

—◦ The world-wide Management team meets in principle twice a year in order to discuss market and product evolution and budgets.

2.2 Management's remuneration

—◦ The overall gross remuneration paid to the members of Management during 2003, amounted to € 1.5 million. No loans nor advance payments are given to these managers.

—◦ On February 17, 2003, the number of share options attributed to the members of Management is equal to 117,950. The exercise price of these options is U.S. dollar 5.50 and the exercise period runs from January 1, 2004 to December 5, 2009.

2.3 Management's shareholding

—◦ As of the date of this report, the management has the following share ownership: 15.7%.

3

Auditor

The Company's auditor is Klynveld Peat Marwick Goerdeler Bedrijfsrevisoren (KPMG), represented by Mr. Jos Briers. The auditor was re-appointed for a three-year period at the Annual General Meeting of Shareholders held on May 14, 2002.

The audit fees paid to KPMG in 2003, amounted to € 248,000. Non-audit fees paid to KPMG amounted to € 52,000 and principally related to taxation and other advice.

4

Insider trading policy

All members of the Board of Directors and of the Management team as well as all employees who have access to confidential and material information which is not generally available to the investing public, have signed an insider trading policy with the Company. In essence, these people (1) are forbidden to engage in trading in securities of the Company while in possession of material non-public information ("insider trading") and are required to maintain the confidentiality of such non-public information, (2) are restricted to engage in short-term speculative trading and (3) can only trade in specific trading windows after pre-clearance of the trade with the Compliance Officer. All employees of the Company have signed a similar insider trading policy with the exception that they are not bound by the trading window.

Consolidated Financial Statements

ICOS Vision Systems Corporation NV and Subsidiaries

Index to the Consolidated Financial Statements

Independent Auditors' Report

The Board of Directors and Shareholders of ICOS Vision Systems Corporation NV:

—◦ We have audited the accompanying consolidated balance sheets of ICOS Vision Systems Corporation NV, a Belgian corporation, and its subsidiaries, as of December 31, 2003 and 2002, and the related consolidated statements of income (loss), stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

—◦ We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

—◦ In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ICOS Vision Systems Corporation NV and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

KLYNVELD PEAT MARWICK GOERDELER
Bedrijfsrevisoren
Represented by J. Briers

Brussels, Belgium
February 18, 2004

Consolidated Balance Sheets

(in thousands of €, except share data)

December 31,	2003	2002
ASSETS		
Current Assets:		
Cash and cash equivalents	29,530	25,880
Trade accounts receivable, net of allowance for doubtful accounts of € 75 and € 118 at December 31, 2003 and 2002, respectively	13,079	7,625
Inventories (Notes 2 and 11)	10,681	11,688
Prepaid expenses	332	250
Current deferred tax asset (note 5)	479	-
Other current assets	1,172	1,746
→ **Total current assets**	**55,273**	**47,189**
Net property and equipment (Notes 3, 7 and 13)	9,196	9,585
Goodwill (Note 1 (l))	1,149	1,149
Noncurrent deferred tax asset (Note 5)	3,495	3,343
Other assets (Notes 1 (k) and 4)	616	886
→ **Total assets**	**69,729**	**62,152**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Trade accounts payable	4,308	1,170
Current portion of long-term debt (Note 8)	647	614
Current portion of obligations under capital leases	-	5
Accrued expenses	2,895	1,854
Income taxes payable	1,197	457
Deferred revenue (Note 1 (o))	428	634
Current deferred income tax liability (Note 5)	-	32
Other current liabilities	385	1,237
→ **Total current liabilities**	**9,860**	**6,003**
Long-term debt, excluding current portion (Note 8)	5,171	5,818
Provision for warranty (Note 1 (p))	646	438
→ **Total liabilities**	**15,677**	**12,259**
Commitments and contingencies (Notes 7 and 15)		
Stockholders' equity: (Note 9)		
Common stock, no par value, 10,507,810 shares issued and outstanding at December 31, 2003 and 2002	3,230	3,230
Additional paid-in capital	22,317	22,317
Retained earnings	29,813	24,486
Accumulated other comprehensive income (loss)	(1,308)	(140)
→ **Total stockholders' equity**	**54,052**	**49,893**
→ **Total liabilities and stockholders' equity**	**69,729**	**62,152**

Consolidated Statements of Income (Loss)

(in thousands of €, except share data)

Years ended December 31,	2003	2002	2001
Revenues (Notes 13 and 14)	44,757	30,550	26,463
Cost of goods sold (Note 11)	19,402	12,208	17,383
→ **Gross profit**	**25,355**	**18,342**	**9,080**
Operating expenses:			
Research and development (Note 1 (q))	6,506	6,664	7,916
Selling, general and administrative (Note 12)	12,981	12,003	14,572
Amortization of goodwill (Note 1 (l))	-	-	256
→ **Total operating expenses**	**19,487**	**18,667**	**22,744**
Income (loss) from operations	**5,868**	**(325)**	**(13,664)**
Other income (expense):			
Interest income	534	742	890
Interest expense	(398)	(374)	(62)
Other income	176	117	84
Foreign currency exchange gain (loss) (Note 1 (u))	(212)	(1,982)	725
→ **Net other income (expense)**	**100**	**(1,497)**	**1,637**
Income (loss) before income taxes	5,968	(1,822)	(12,027)
Income taxes (Note 5)	641	620	(3,293)
Net income (loss)	**5,327**	**(2,442)**	**(8,734)**
Basic earnings per share (Note 1 (v))	**0.51**	**(0.23)**	**(0.83)**
Weighted average number of common shares outstanding (Note 1 (v))	**10,507,810**	**10,507,810**	**10,507,810**
Diluted earnings per share (Note 1 (v))	**0.50**	**(0.23)**	**(0.83)**
Diluted weighted average number of common shares outstanding (Note 1 (v))	**10,594,819**	**10,507,810**	**10,507,810**

Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss)

(in thousands of €, except share data)	Common Stock		Additional paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income (Loss)	Stockholders' Equity
	Number of Shares	Amount					
Balance at December 31, 2000	**10,507,810**	**3,230**	**21,199**	**35,662**	**(482)**		**59,609**
Comprehensive income (loss)							
Net income (loss) for year	-	-	-	(8,734)	-	(8,734)	(8,734)
Foreign currency translation adjustment	-	-	-	-	23	23	23
→ Total comprehensive income (loss)						**(8,711)**	
Stock plans	-	-	748	-	-		748
Balance at December 31, 2001	**10,507,810**	**3,230**	**21,947**	**26,928**	**(459)**		**51,646**
Comprehensive income (loss)							
Net income (loss) for year	-	-	-	(2,442)	-	(2,442)	(2,442)
Foreign currency translation adjustment	-	-	-	-	319	319	319
→ Total comprehensive income (loss)						**(2,123)**	
Stock plans	-	-	370	-	-		370
Balance at December 31, 2002	**10,507,810**	**3,230**	**22,317**	**24,486**	**(140)**		**49,893**
Comprehensive income (loss)							
Net income (loss) for year	-	-	-	5,327	-	5,327	5,327
Foreign currency translation adjustment	-	-	-	-	(1,168)	(1,168)	(1,168)
→ Total comprehensive income (loss)						**4,159**	
Balance at December 31, 2003	**10,507,810**	**3,230**	**22,317**	**29,813**	**(1,308)**		**54,052**

Consolidated Statements of Cash Flows

(in thousands of €)

Years ended December 31,	2003	2002	2001
Cash flows from operating activities			
Net income (loss)	5,327	(2,442)	(8,734)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	764	830	938
Provision for doubtful debts	(43)	(19)	44
Loss on disposal of fixed assets	63	-	37
Deferred tax expense (benefit)	(677)	(49)	(3,655)
Amortization of goodwill	-	-	255
Stock-based compensation expense	-	370	748
Changes in assets and liabilities:			
Decrease (increase) in trade accounts receivable	(6,322)	(4,140)	25,685
Decrease in inventories	608	5,218	650
Decrease (increase) in prepaid expenses and other current assets	471	2,549	(119)
Decrease (increase) in other assets	59	(114)	28
(Decrease) increase in trade accounts payable	3,366	(785)	(8,334)
(Decrease) increase in accrued expenses	1,191	(955)	(971)
(Decrease) increase in income taxes payable	824	(1,097)	(2,306)
(Decrease) increase in other current liabilities	(771)	1,830	(1,147)
(Decrease) increase in provision for warranty services	207	151	(992)
Net cash provided by operating activities	**5,067**	**1,347**	**2,127**
Cash flows from investing activities			
Additions to property and equipment	(326)	(1,983)	(3,622)
Net cash used in investing activities	**(326)**	**(1,983)**	**(3,622)**
Cash flows from financing activities			
Repayment of borrowings	(615)	(470)	(264)
Proceeds from borrowings	-	6,400	-
Capital lease payments	(5)	(5)	(5)
Net cash provided by (used in) financing activities	**(620)**	**5,925**	**(269)**
Increase (decrease) in cash and cash equivalents	4,121	5,289	(1,764)
Impact of exchange rate movements on cash	(471)	(61)	16
Cash and cash equivalents at beginning of period	25,880	20,652	22,400
Cash and cash equivalents at end of period	**29,530**	**25,880**	**20,652**
Supplemental disclosure			
Cash paid during period for interest	**398**	**378**	**60**
Income taxes paid	**488**	**1,734**	**2,935**

Notes to the Consolidated Financial Statements
(in thousands of €)

December 31, 2003 and 2002

(1) Summary of Significant Accounting Policies

(a) Basis of Presentation

—○ The accompanying consolidated financial statements present the results of operations, financial position and cash flows of ICOS Vision Systems Corporation NV ("ICOS" or "the Company") and its subsidiaries (ICOS together with its subsidiaries, "the Group").

—○ The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. They reflect adjustments made for US reporting purposes which are not recorded in the Company's Belgian statutory accounts.

(b) Description of Business

—○ ICOS was incorporated in Belgium in 1989. The Company was incorporated to act primarily as a holding company through which management and certain investors purchased a controlling interest in ICOS Vision Systems NV ("IVS"). IVS was incorporated in 1982 in Belgium, to design, develop, manufacture, market, sell and support machine vision and inspection systems for industrial applications. IVS owns 100% of the common issued shares of its two operating subsidiaries, ICOS Vision Systems, Inc. ("INC"), located in Santa Clara, United States of America, and ICOS Vision Systems, Ltd. ("LTD"), located in Yokohama, Japan. The subsidiaries of IVS, provide sales and support services in their regional markets.

—○ On July 23, 1998, ICOS acquired 100% ownership of ICOS Vision Systems GmbH (formerly Qtec Industrie-Automation GmbH) ("GMBH"), located in Oberhaching, Germany. This subsidiary operates primarily as a R&D center for the Group and provides sales and support services for the non-semiconductor applications.

—○ In addition, ICOS incorporated on December 27, 2002, a new subsidiary ICOS Vision Systems Limited ("ICOS HK"), in Hong Kong, and effective January 1, 2003, the operations of the previous IVS' branch office in Hong Kong, were transferred to this newly incorporated subsidiary. Also during the year 2003, ICOS incorporated on May 14, 2003, a new subsidiary ICOS Vision Systems Pte. Ltd. ("ICOS SG"), in Singapore, and effective June 1, 2003, the operations of the previous IVS' branch office in Singapore, were transferred to this newly incorporated subsidiary.

(c) Principles of Consolidation

—○ At December 31, 2003, the Company owns substantially all of the outstanding shares of IVS (99.9%), of GMBH (100%), of ICOS HK (100%) and of ICOS SG (100%). Accordingly, the consolidated financial statements include the accounts of ICOS, GMBH, ICOS HK, ICOS SG and the consolidated accounts of IVS, including its two wholly-owned subsidiaries INC and LTD. All significant inter-company balances and transactions have been eliminated in the consolidated financial statements.

(d) Foreign Currencies

Functional Currency

—◦ The Group's major operations are located in Belgium. Revenues are denominated in several currencies, of which the majority was denominated in Euro. At the same time, the majority of the expenses were also incurred in Euro. During the year 2001, all entities of the Group within Europe changed their functional currency to Euro following the introduction of the Euro currency within the participating countries of the European Community. Accordingly, the functional currency of ICOS, IVS and GMBH is Euro.

—◦ The functional currencies of the two other ICOS subsidiaries are the Hong Kong dollar (HK$ or HKD) for ICOS HK and the Singapore dollar (S$ or SGD) for ICOS SG. The functional currencies of the IVS subsidiaries are the United States dollar ($ or U.S. dollar) for INC and the Japanese Yen (JPY) for LTD.

Foreign Currency Translation

—◦ The income statements and balance sheets of INC, LTD, ICOS HK and ICOS SG are translated into Euro using the current rate method. Under the current rate method, the assets and liabilities of these entities are translated at exchange rates in effect at the end of the period, and revenues and expenses are translated at the average exchange rate during the period. All cumulative translation gains or losses are included in accumulated other comprehensive income.

—◦ Movements on the consolidated cash flow statements are translated into Euro at average exchange rates during the periods and, accordingly, may not correspond exactly with related movements on the balance sheets.

Foreign Currency Transactions

—◦ Exchange gains and losses arising from transactions denominated in foreign currencies are included in the accompanying consolidated statements of income (loss).

(e) Use of Estimates

—◦ The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. The Group uses estimates in its normal course of business to evaluate warranty, excess and obsolete inventory, deferred tax assets and other provisions. Actual results could differ from those estimates.

1 Summary of Significant Accounting Policies (continued)

(f) Revenue Recognition

—◦ The Group recognizes revenues from the sale of its vision and inspection systems and of spare parts upon delivery for OEM products and installation for inspection machines provided that transfer of title and risk of loss has passed to the customer, that no significant obligation remains and the collection of the related trade account receivable is reasonably assured. The Group has no significant contractual post-shipment support obligations to its customers, except for certain warranty obligations discussed in Note 1 (p). Transport and handling costs are recorded in cost of goods sold in the same period the related revenue is recognized.

(g) Derivative Financial Instruments and Hedging Activities

—◦ In accordance with SFAS No. 133, *Accounting for Derivative Instruments and Certain Hedging Activities* and SFAS No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activity, an Amendment of SFAS No. 133*, all derivative instruments are recorded on the balance sheet at their respective fair values.

—◦ As at and for the years ended December 31, 2003 and 2002, the Group did not enter into any forward exchange contracts, nor any derivative instruments.

—◦ The carrying amounts of cash and cash equivalents, trade accounts receivable, other current assets, trade accounts payable and accruals meeting the definition of financial instruments, approximate their fair values due to the short maturity of these items.

(h) Cash and Cash Equivalents

—◦ The Group considers its term deposits, which have maturities of three months or less as of the date acquired by the Group, to be cash equivalents.

(i) Inventories

—◦ Inventories comprise materials, direct labor and manufacturing costs and an appropriate allocation of certain indirect overhead costs and are stated at the lower of cost (determined on a weighted average basis) or market. Management performs periodic reviews of inventory and provides for excess and obsolete inventory or disposes of such inventory as considered necessary.

(j) Income Taxes

—◦ Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and to operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(in thousands of €)

(k) Other Assets

—◦ Other non current assets consist primarily of a license for handling technology, acquired in 2002 for a total amount of € 506, and deposits. The license is recorded at cost and is being amortized, as of 2003, over its useful life (8 years).

—◦ During 1999, IVS started the implementation of an expanded enterprise resource planning and management information system, SAP R/3, for a total investment of € 720. This cost is being amortized on a straight-line basis over a five-year period, representing the estimated useful life of the asset.

(l) Goodwill

—◦ Goodwill of € 2,044 was recorded with the acquisition of GMBH during 1998. It has been recorded at cost and was being amortized on a straight-line basis over an eight-year period, being the estimated useful life of the asset. Amortization expense amounted to € 256 for the year ended December 31, 2001.

—◦ The Company adopted the provisions of SFAS No. 142, *Goodwill and Other Intangible Assets*, as of January 1, 2002. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that the intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, *Accounting for Impairment or Disposal of Long-Lived Assets*.

—◦ Had amortization of goodwill not been recorded in the fiscal year ended December 31, 2001, net earnings would have increased by € 256 net of taxes, and basic and diluted earnings per share would have increased by € 0.02.

① Summary of Significant Accounting Policies (continued)

ⓜ Property and Equipment

—◦ The Group records property and equipment at cost and then provides for depreciation using the straight-line method over the estimated useful lives of the assets as follows:

	Estimated Useful Life
Machinery and equipment	5 years
Vehicles	4 years
Computer equipment	4 years
Furniture	7 years
Leasehold improvements	5 years
Building	40 years

—◦ When property and equipment is retired or sold, its cost and the related accumulated depreciation are written off and the resulting gain or loss is included in income.

—◦ Property and equipment under capital leases was stated at the present value of the minimum lease payments, and was amortized using the straight-line basis over the shorter of the lease term or estimated useful life of the asset.

ⓝ Impairment of Long-Lived Assets

—◦ SFAS No. 144 provides a single accounting model for impairment of long-lived assets, other then goodwill, and assets to be disposed of. The Company adopted SFAS No 144 on January 1, 2002. The adoption of SFAS No. 144 did not affect the Company's financial statements.

—◦ In accordance with SFAS No. 144, long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

—◦ Goodwill and intangible assets not subject to amortization are tested annually in the course of the fourth quarter of each fiscal year, for impairment, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value. The Group believes that no such impairment exists at December 31, 2003.

(in thousands of €)

(o) Deferred revenue

—∘ Deferred revenue relates to sales in the ordinary course of business of the Group's products, the installation of which was incomplete at the balance sheet date.

(p) Warranties

—∘ The Group provides warranty coverage on its products from the date of shipment. The warranty period is generally 12 to 24 months. Management has estimated the cost of warranty coverage to be approximately 2% of revenues derived from the last year sales of end user products. This estimation is subject to review and may be changed when deemed appropriate by management. Estimated costs related to the warranty are accrued in the period of revenue recognition. Warranty expense is included in selling, general and administrative expenses.

(q) Research and Development

—∘ The Group engages in research and development to enhance existing products and to develop new products to meet new market opportunities. The Group expenses research and development costs as incurred. The Group has carefully evaluated the technological feasibility of its products during the development stage in accordance with SFAS No. 86, *Accounting for the Costs of Computer Software To Be Sold, Leased or Otherwise Marketed*.

—∘ The Group sells products in a market that is subject to rapid technological change, new product development and changing customer needs. Accordingly, the Group has concluded that it cannot determine technological feasibility until the development stage of the product is nearly complete. The time period during which costs could be capitalized from the point of reaching technological feasibility until the time of general product release is very short and, consequently, the amounts that could be capitalized are not material to the Group's financial position or results of operations.

—∘ The Regional Government of Flanders and the European Community provide non-refundable financial support for certain research and development projects, which is used to offset gross research and development expenses. This financial support is recorded when cash is received and the expenses have been incurred. The Group incurred research and development expenses as follows:

Years ended December 31,	2003	2002	2001
Research and development expense, net of government funding	6,506	6,664	7,916
Government funding	502	339	320
Total gross research and development	**7,008**	**7,003**	**8,236**

(in thousands of €)

1 Summary of Significant Accounting Policies (continued)

r Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

s Stock Option Plan

The Company recognizes compensation costs using the intrinsic value based method described in APB No. 25, *Accounting for Stock Issued to Employees*. SFAS No. 123 permits the continued use of the intrinsic value based method, but requires additional disclosures, including pro forma calculations of net income and earnings per share, as if the fair value method of accounting prescribed by SFAS No. 123 had been applied in respect of the Employee Stock Plans in 2003, 2002 and 2001.

Had the Company determined compensation cost based on the fair value at the grant date for the Employee Stock Plans under SFAS No. 123, the Company's net income would have been reduced to the pro forma amounts indicated below.

	2003	2002	2001
Net income (loss), as reported	5,327	(2,442)	(8,734)
Add stock-based employee compensation expense included in reported net income (loss), net of tax	-	370	748
Deduct total stock-based employee compensation expense determined under fair-value-based method for all awards, net of tax	(264)	(456)	(835)
Pro forma net income (loss)	5,063	(2,528)	(8,821)
Basic earnings per share, as reported	0.51	(0.23)	(0.83)
Basic earnings per share, pro forma	0.48	(0.24)	(0.84)
Diluted earnings per share, as reported	0.50	(0.23)	(0.83)
Diluted earnings per share, pro forma	0.48	(0.24)	(0.84)

The per share weighted-average fair value of stock purchase rights granted during 2003, 2002 and 2001, was € 2.06, € 7.04 and € 3.53, respectively, on the date of grant using the Black Scholes option-pricing model based on the following weighted-average assumptions.

	2003	2002	2001
Expected dividend yield	-	-	-
Expected volatility factor	50%	50%	50%
Risk free interest rate	2.08%	3.95%	3.35%
Expected life in months	58	-	5

(in thousands of €)

(t) New Accounting Pronouncements

—○ On April 30, 2003, the FASB issued SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities* (the Statement). The Statement amends Statement 133 to clarify the definition of a derivative, expand the nature of exemptions from Statement 133, clarify the application of hedge accounting when using certain instruments, clarify the application of paragraph 13 of Statement 133 to embedded derivative instruments in which the underlying is an interest rate, and modify the cash flow presentation of derivative instruments that contain financing elements. The provisions of this Statement are effective for contracts entered into or modified after June 30, 2003 and hedging relationships designated after June 30, 2003. The adoption of SFAS no. 149 did not have a material effect on the Company's financial statements.

—○ On May 15, 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity* (the Statement). The Statement requires issuers to classify as liabilities (or assets in some circumstances) three classes of freestanding instruments that embody obligations for the issuer. Generally, the Statement is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material effect on the Company's financial statements.

(u) Risks and Uncertainties

Nature of operations

—○ The Company is active in a rapidly changing market and depends on the cyclical demand of the semiconductor and electronic assembly industries, which may affect its financial condition and results of operation. Furthermore, the market for the Company's products is characterized by rapidly changing technology. The Company's future success will depend upon its ability to enhance its existing products and to develop and introduce new products to meet customer requirements and address technological developments.

Customer Concentration

—○ The Company markets and sells its products to a broad base of customers including original equipment manufacturers (OEMs), and component manufacturers. The Company anticipates that a significant portion of its revenues will continue to be derived from a relatively small number of customers (Note 14). A loss of, or reduction or delay in, orders from these or other significant customers, including reductions or delays due to market, economic or competitive conditions in the semiconductor or electronic assembly industries, could have a material adverse effect on the Company's business, financial condition and results of operations.

(1) Summary of Significant Accounting Policies (continued)

(u) Risk and Uncertainties (continued)

International Operations

—◦ The Company's business is conducted world-wide, primarily in Europe, Japan, Rest of Asia and the United States. As a result, the Company's revenues and profits are, to a very high degree, subject to the general economic conditions in such areas. There can be no assurance that a change in the economic conditions within one or more of these areas will not have a material adverse effect on the Company's business, financial condition and results of operations. Further, the Company's business may be adversely affected by risks inherent in international operations, including fluctuations in currency exchange rates, transportation delays or interruptions from international suppliers, various regulatory requirements, political and economic changes, greater difficulties in trade accounts receivable collection, and possibly adverse tax consequences.

—◦ Following the change in 2003 from U.S. dollar to Euro as our main invoicing currency, despite the continued further depreciation of the U.S. dollar versus the Euro, we recorded € 0.2 million of foreign currency exchange losses in 2003 compared to € 2.0 million of foreign currency exchange losses in 2002.

Inventories

—◦ The Company maintains a level of inventory of which some portion may be for certain products in excess of the Company's current requirements based on the recent level of sales. Management is closely monitoring the inventory levels, taking into consideration the industry market conditions, and believes no additional loss will be incurred on its disposition over the amounts provided for in 2003 (Note 11). No estimate can be made of a range of amounts of loss that are reasonably possible should the market conditions in the semiconductor or electronic assembly industries deteriorate from the current level of sales.

Concentration of Credit Risks

—◦ The Company sells products to customers located throughout the world. The Company in many cases does not require collateral. The Company maintains credit procedures to evaluate the credit worthiness of prospective customers and monitors closely the collection of accounts receivable. Issues regarding customer accounts are immediately brought to the attention of management for resolution.

(v) Net Earnings per Share

—◦ The Company reports basic and diluted earnings per share ("EPS"). Basic EPS is based on the weighted average number of shares outstanding during the periods, while diluted EPS additionally includes the dilutive effect of the Company's outstanding stock options computed using the treasury stock method.

(in thousands of €)

(2) Inventories

Inventories consisted of the following:

December 31,	2003	2002
Raw materials	5,790	7,656
Work-in-progress	4,395	5,189
Finished goods	3,751	3,230
	13,936	**16,075**
Less allowance for inventory write-down (Note 11)	(3,255)	(4,387)
Net inventories	**10,681**	**11,688**

(3) Net Property and Equipment

Property and equipment consisted of the following:

December 31,	2003	2002
Land	615	615
Buildings	9,297	9,127
Machinery and equipment	2,547	1,660
Computers, vehicles and furniture	3,701	3,769
Assets under lease	-	1,155
	16,160	**16,326**
Less accumulated depreciation and amortization	(6,964)	(6,741)
Net property and equipment	**9,196**	**9,585**

Depreciation expense for the years ended December 31, 2003, 2002 and 2001 was € 481, € 686 and € 794, respectively.

(4) Other Assets

Other assets consisted of the following:

	Licenses and patents	SAP information system	Deposits and rights	Other	Total
Balance at December 31, 2002	506	112	268	-	886
Additions and other changes	-	-	(19)	32	13
Less amortization or impairment	(177)	(106)	-	-	(283)
Balance at December 31, 2003	**329**	**6**	**249**	**32**	**616**

(in thousands of €)

5 Income Taxes

Income tax expense (benefit) consisted of the following:

Years ended December 31,	2003	2002	2001
Current			
Belgium	-	(14)	-
Rest of the world	1,304	682	446
	1,304	668	446
Deferred			
Belgium	(171)	(48)	(3,883)
Rest of the world	(492)	-	144
	(663)	**(48)**	**(3,739)**
	641	**620**	**(3,293)**

Income (loss) before taxes was derived from the following sources:

Years ended December 31,	2003	2002	2001
Belgium	(2,151)	(4,721)	(11,973)
Rest of the world	8,119	2,899	(54)
	5,968	**(1,822)**	**(12,027)**

The actual income tax expense (benefit) for the years ended December 31, 2003, 2002 and 2001 differs from the "expected" tax computed by applying the Belgian corporate income tax rate of 33.99% to income before taxes in the year ended December 31, 2003 and by applying the Belgian corporate income tax rate of 40.17% to income before taxes in the years ended December 31, 2002 and 2001 as follows:

Years ended December 31,	2003	2002	2001
Computed "expected" tax expense (benefit)	2,028	(732)	(4,831)
Deductions related to changes in Belgium Corporate Tax rate to 33.99% as of fiscal year 2003	-	688	-
Investment deductions	(129)	(301)	(126)
Tax on undistributed earnings	66	(28)	(191)
Increase (decrease) in valuation allowance	(982)	172	1,066
Non-deductible amortization of goodwill	-	-	103
Disallowed expenses	133	70	60
Non-deductible stock-based compensation expense	-	149	300
Differences in foreign tax rates	(740)	449	218
Other	265	153	108
Income tax expense (benefit)	**641**	**620**	**(3,293)**

As of the Fiscal Year 2003, Belgian Corporate Tax rate has been reduced to 33.99% from 40.17%. As a result of the enactment of this new Corporate Tax rate on December 31, 2002, the deferred tax assets and liabilities of the Company have been reduced accordingly.

(in thousands of €)

⑤ Income Taxes (continued)

—◦ Deferred income taxes reflect the tax impact of temporary differences between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by current tax laws and regulations. The tax effects of the temporary differences that give rise to significant portions of deferred tax assets and liabilities at December 31, 2003 and 2002 are as follows:

December 31,	2003	2002
Deferred tax assets		
Intra-Group profit in inventory	238	101
Tax operating loss carryforwards	5,236	5,639
Intangible assets	664	582
Other	161	39
Total gross deferred tax assets	**6,299**	**6,361**
Less valuation allowance	(623)	(1,605)
Total net deferred tax assets	**5,676**	**4,756**
Deferred tax liabilities		
Inventory cost adjustments	(175)	(132)
Accelerated tax depreciation of property and equipment	(1,148)	(985)
Deferred undistributed earnings of subsidiaries	(354)	(287)
Other	(25)	(41)
	(1,702)	(1,445)
Net deferred tax assets	**3,974**	**3,311**

—◦ The Group principally classifies intra-Group profit in inventory and inventory cost adjustments as a current deferred tax asset (liability). The remaining temporary differences are classified as noncurrent.

—◦ The Group considers that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets, except in respect of certain foreign subsidiaries where there is doubt about the exact timing of return to profitability and, therefore, the realization of the foreign subsidiaries net operating loss carryforwards and other deferred tax assets is uncertain.

—◦ The valuation allowance for net deferred tax assets decreased by € 982 during the year 2003 and increased by € 172 during the year 2002. Subject decrease in 2003 is mainly explained by the release of a valuation allowance on deferred tax assets in our Japanese subsidiary, following the improved business conditions and outlook for 2004. The Group has available net operating loss carryforwards, totaling approximately € 15.2 million, of which € 12.7 million may be carried forward indefinitely. The remainder of € 2.5 million will expire in the years through 2023.

(in thousands of €)

6 Credit Facilities

⊸ The Group is able to draw down funds from lines of credit available from the Fortis Bank and Dexia Bank in Belgium. The total borrowing capacity of these facilities at December 31, 2003 and 2002 amounted to € 5,756. The interest rates applicable to the Fortis Bank and Dexia Bank credit lines in Belgium are the market rates. Revisions to the interest rates are based on market fluctuations.

⊸ During 2003 and 2002, the Company had zero outstanding under the line of credit facilities and other short-term borrowings.

⊸ The weighted average cost of short-term debt, including the current portion of long-term debt, at December 31, 2003 and 2002 approximated 6.99%.

7 Leases

⊸ The Company has several non-cancelable operating leases, primarily for motor vehicles and office premises, which expire over the next three to five years. These leases generally contain renewal options for periods ranging from three to five years and require the Company to pay all executory costs such as maintenance and insurance. Rental expense for operating leases (except those with lease terms of a month or less that were not renewed) amounted to € 734, € 733 and € 744 for the years ended December 31, 2003, 2002 and 2001, respectively.

⊸ Future minimum lease payments under non-cancelable operating leases (with initial remaining lease terms in excess of one year) as of December 31, 2003 are:

Year ending December 31,	Operating Leases
2004	543
2005	488
2006	402
2007	322
2008	321
Total minimum lease payments	**2,076**

(in thousands of €)

8 Long-Term Debt

Long-term debt consisted of the following obligations:

December 31,	2003	2002
Construction loan due December 2005		
With interest at 7.50% (1)	74	111
Loan from bank due December 2005		
With interest at 7.25% (2)	84	126
Construction loan from bank due February 2006		
With interest at 7.60% (3)	112	149
Construction loan from bank due March 2012		
With interest at 6.30% (4)	1,734	1,889
Construction loan from bank due March 2012		
With interest at 6.30% (5)	3,814	4,157
Total	**5,818**	**6,432**
Less current portion	(647)	(614)
Long-term debt, excluding current portion	**5,171**	**5,818**

(1) This construction loan for the previous premises of the Company is held with Dexia Bank. Interest is payable quarterly on the principal outstanding. Principal of € 37 is repayable annually with a final repayment in December 2005 of € 37.

(2) The loan from Fortis bank, due December 2005 was obtained to finance the acquisition of new land. Interest is payable quarterly. Principal of € 42 is repayable annually.

(3) The loan repayable in February 2006 is held with the Fortis Bank. The loan was taken out to finance the construction of the previous premises of the Company. Interest is payable quarterly. The principal is repayable in annual installments of € 37.

(4) The loan of € 2.0 million from Dexia Bank, repayable in March 2012 was taken out to finance the construction of the current premises of the Company. Interest is payable quarterly. The total quarterly installments, including interest, amount to € 68.

(5) The loan of € 4.4 million from Dexia Bank, also repayable in March 2012 was taken out to finance the construction of the current premises of the Company. Interest is payable quarterly. The total quarterly installments, including interest, amount to € 149.

(in thousands of €)

8 Long-Term Debt (continued)

—○ The estimated fair value of long-term debt is approximately € 6,058 and € 6,940 at December 31, 2003 and 2002, respectively. The estimated fair value of debt is based on borrowing rates currently available with similar terms and average maturities.
—○ The aggregate maturities of long-term debt (excluding obligations under capital leases) for the year ending December 31, 2004 and each of the subsequent years ending December 31, are as follows:

2004	647
2005	681
2006	638
2007	640
2008	681
2009 and thereafter	2,531
Total	**5,818**

9 Stockholders' Equity

—○ Common shares have no par value. Each share has one voting right attached to it, and there is only one class of common shares. Under Belgian law, the capital structure of the Company, including the number of shares authorized and outstanding, is adopted in the Company's Articles of Association and may be changed by the shareholders. Until July 7, 2007, the Board is permitted to increase the capital of the Company by a maximum of € 3,574 without obtaining the consent of the shareholders.

Common shares

—○ For the three years ended December 31, 2003, 2002 and 2001, the number of common shares outstanding has not changed from 10,507,810.
—○ At December 31, 2003 and 2002, management owned approximately 15.7% and 15.6%, respectively, of the outstanding common shares of ICOS. In addition, non-management directors and affiliates owned approximately 18.2% and 18.0% of the outstanding common shares of ICOS at December 31, 2003 and 2002, respectively. Private and institutional investors own the remainder of the shares.

Legal reserves

—○ Included in the retained earnings are legal reserves of € 1,079 at December 31, 2003. Under Belgian Law, such reserves are not available for distribution to shareholders.

(in thousands of €)

10 Employee Stock Option Plans

a 2002 Personnel Stock Option Plan

—∘ On November 15, 2002, the Board of Directors decided to set up a Personnel Stock Option Plan in the context of which a maximum of 250,000 new shares may be issued.

—∘ The Personnel Stock Options are securities that are not as such regulated in the Belgian Company Code. They consist of a right to subscribe for a share, such right having all characteristics of a warrant, it being understood, however, that the Company upon the exercise of a Personnel Stock Option may sell one existing share of the Company. Each Personnel Stock Option entitles the holder thereof to one share, it being understood that the obligation of the Company to proceed to the issue of a new share upon the exercise of a Personnel Stock Option, lapses if, and as of the moment that, the Company within a certain period of time as of notification of the exercise, has proceeded, or has allowed a third party to proceed, to the sale of one existing share of the Company in consideration for the exercise price. Upon the exercise of a Personnel Stock Option, one existing share will be delivered (rather than a new share issued) to the relevant holder of the Personnel Stock Options if, and to the extent that:

—∘ (i) the Company at the end of the relevant exercise period, holds own shares; and (ii) the Company believes that it may validly transfer such shares to the holder of the Personnel Stock Options that have been exercised; and (iii) the Company has purchased the own shares that would be sold to the holder of the Personnel Stock Options that have been exercised, at a price that is lower than the exercise price of the Personnel Stock Options.

—∘ The offer of an aggregate of 245.300 Personnel Stock Options has been accepted on February 17, 2003 by the beneficiaries. Out of such 245.300 Personnel Stock Options, 25% are exerciseable under certain conditions from January 1, 2004 until December 5, 2009, 25% are exerciseable under certain conditions from January 1, 2005 until December 5, 2009, 25% are exerciseable under certain conditions from January 1, 2006 until December 5, 2009, and 25% are exerciseable under certain conditions from January 1, 2007 until December 5, 2009.

—∘ The exercise price of the Personnel Stock Options amounts to U.S. dollar 5.50.

b 1997 Employee Stock Purchase Plan

—∘ In April 1997, the Company had established a 1997 Employee Stock Purchase Plan (the "1997 Plan"). In connection with this Plan, in April and May 1997, the Company sold to N.V. Fortis Private Equity ("FPE"), 773,764 shares of common stock at a price of € 1.2 per share under an arrangement whereby FPE was holding these shares for resale to employees of the Company. Concurrently with the sale, FPE granted the right to purchase the 773,764 shares to a committee of senior management of the Company (the "Committee") exerciseable on or before May 31, 2002.

(in thousands of €)

(10) Employee Stock Option Plans (continued)

—○ A summary of the Plan transactions during the two years ended December 31, 2002 follows:

	2002		2001	
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding at beginning of year	136,983	1.59	135,302	1.37
Granted	7,427	1.76	141,209	1.73
Exercised	(137,231)	1.61	(113,646)	1.55
Forfeited	(7,179)	1.44	(25,882)	1.37
Outstanding at end of year	-	-	136,983	1.59
Available for grant at year-end	-		248	

—○ All rights were exercised in the year they became exerciseable. Employees who exercised their rights must hold the shares for a period of two years, following which they may be sold without restriction.

—○ Compensation expense was recorded on these rights in 2002 and 2001, for amounts of € 370 and € 748, respectively.

(11) Material losses resulting from the write-down of inventory

—○ Due to changing market conditions in the semiconductor and electronic assembly industry, in 2001 management conducted a thorough review of the inventory in all of its product lines. As a result, a provision for inventory losses of € 6.0 million was charged against cost of goods sold in 2001 to write down inventory to its net realizable value. This was based on the Company's best estimates of product sales and customers demand patterns and its plans to transition its products.

(12) Restructuring charge

—○ In June and November 2001, the Company implemented cost-realignment programs to organize the Company for the current sales levels in reducing the fixed cost structure of the Group. In total, the Company recorded € 616 of costs associated with its restructuring plans in the year 2001, primarily for employee severance. This charge was included in "Selling, general and administrative expenses" and was fully paid prior to December 31, 2001.

(in thousands of €)

13 Segment Disclosures and Related Information

The Company has adopted the disclosure requirements of SFAS No. 131, *Disclosure about Segments of an Enterprise and Related Information*. The Group operates in the machine vision industry. This involves the development, manufacture, sale and support of machine vision and inspection systems for the semiconductor and electronic assembly industries. The Company has three product lines that are vertically integrated: the vision board is integrated within the system-level product line and the latter is integrated within the inspection machine line. As these product lines are inter-related and integrated from a R&D, selling and production standpoint, the operating profitability of the Company is monitored on an integrated basis. Therefore, management considers that based on these aggregation criteria, only one operating segment is applicable.

Disclosure of Geographic Information:

Revenues by Destination

Years ended December 31,	2003	2002	2001
Germany	8,126	5,035	5,571
Belgium	262	10	321
Other European Countries	2,668	2,865	3,859
United States	4,779	1,537	1,980
Japan	7,169	5,958	5,664
Taiwan	7,943	6,537	1,709
SMT (Singapore, Malaysia & Thailand)	7,576	2,473	3,491
Other Foreign Countries	6,234	6,135	3,868
Total	**44,757**	**30,550**	**26,463**

Long-lived Assets

December 31,	2003	2002	2001
Belgium	8,928	9,088	7,692
Other Countries	268	497	612
Total	**9,196**	**9,585**	**8,304**

14 Significant Customers

The Company had two significant customers who accounted for approximately 12% and 11%, respectively, of revenues during the year ended December 31, 2003. The Company had three significant customers who accounted for approximately 15%, 11% and 11%, respectively, of revenues during the year ended December 31, 2002. The Company had two significant customers who accounted for approximately 14% and 10%, respectively, of revenues during the year ended December 31, 2001.

(in thousands of €)

15 Commitments and Contingencies

SCANNER litigation

—◦ In July 2000, SCANNER Technologies Corporation in the United States of America served the Company with a summons and complaint. The complaint alleged infringement by the Company of recently issued patents. Although the Company believed that its technology and products did not infringe any of these patents, it settled the case in 2003 for the majority of the systems. For the remainder of the systems, the Court ruled that the Company was not infringing the patents. The Company had recorded provisions in respect of related legal expenses amounting to approximately € 0.5 million and € 1.0 million at December 31, 2002 and 2001, respectively. The settlement fee of U.S. dollar 450,000 was paid in 2003 and was covered by these provisions.

—◦ Scanner appealed this ruling in 2003. The oral hearing in the appeal took place on February 6, 2004. The Court ruling is expected in the next 90 days counted from the date of the oral hearing, but there are no guarantees on the timing of the ruling.

—◦ If the Company is successful in the appeal, the litigation with Scanner is expected to be over. If the Company is not successful, it believes that it has meritorious defenses to Scanner's allegations and will decide at that time whether or not to pursue these defenses in a further appeal. The Company believes that as sales of the alleged infringing product have been limited, an adverse ruling in the appeal will not have a significant impact on the Company, other than legal expenses. It is the Company's intention to continue to vigorously defend its interests.

Acquisition of JoinTech Precision Equipment (Shenzhen) Co. Ltd.

—◦ On September 22, 2003, the Company announced that it has agreed to acquire all of the outstanding shares of JoinTech Precision Equipment (Shenzhen) Co. Ltd., in exchange for approximately U.S. dollar 200,000. Jointech, located in Shenzhen, China, near the Hong Kong border, handles final assembly and quality control of inspection machines. The finalization of this transaction is subject to a variety of conditions prior to closing.

Summary version of Statutory Accounts according to Belgian GAAP

ICOS Vision Systems Corporation NV

The following pages are extracts of the statutory annual accounts of ICOS Vision Systems Corporation NV for the years ended December 31, 2003 and 2002, prepared in accordance with accounting principles generally applied in Belgium. The management report of the Board of Directors addressed to the Annual General Meeting of Shareholders, the statutory annual accounts of ICOS Vision Systems Corporation NV, as well as the statutory Auditors' Report, will be filed with the National Bank of Belgium within the statutory periods, subject to former Shareholders approval at the Annual General Meeting on May 11, 2004.

The statutory Auditors' Report is unqualified and certifies that the non-consolidated statutory annual accounts of ICOS Vision Systems Corporation NV for the year ended December 31, 2003 give a true and fair view of the financial position and results of the company in accordance with all legal and regulatory dispositions.

Summary version of Statutory Accounts according to Belgian GAAP

(In thousands of €)

December 31,	2003	2002
Assets		
III. Tangible assets	615	615
IV. Financial assets	19,753	14,814
VII. Amounts receivable within one year	95	65
VIII. Investments	17,300	19,000
IX. Cash at bank and in hand	57	573
X. Deferred charges and accrued income	14	11
	37,834	**35,078**
Liabilities		
I. Capital	3,660	3,660
II. Share premium account	21,656	21,656
IV. Reserves	366	366
V. Profit carried forward	8,854	8,914
	34,536	**34,596**
VIII. Amounts payable after more than one year	42	84
IX. Amounts payable within one year	3,208	330
X. Accrued charges and deferred income	48	68
	37,834	**35,078**

Summary version of Statutory Accounts according to Belgian GAAP

(In thousands of €)

	2003	2002
I. Operating income		
A. Turnover	2,168	1,997
D. Other operating income	94	114
Total operating income	**2,262**	**2,111**
II. Operating charges		
B. Services and other goods	1,220	1,227
C. Remuneration, social security costs and pensions	1,438	1,032
D. Depreciation of and other amounts written off formation expenses, intangible and tangible fixed assets.	-	446
G. Other operating charges	-	1
Total operating charges	**2,658**	**2,706**
III. Operating result	**(396)**	(595)
IV. Financial income	**431**	623
V. Financial charges	**(21)**	(205)
VI. Gain (loss) on ordinary activities before taxes	**14**	(177)
VIII. Extraordinary charges	-	(372)
IX. Gain (loss) for the period before taxes	**14**	(549)
XI. Gain (loss) for the period	**14**	(549)
XIII. Gain (loss) for the period available for appropriation	**14**	(549)
Result Appropriation		
A. Profit to be appropriated	8,928	8,914
1. Gain (loss) for the period available for appropriation	14	(549)
2. Profit brought forward	8,914	9,463
D. Result to be carried forward	8,854	8,914
F. Distribution of profit	74	-
3. Other allocations	74	-

Shareholder information

Corporate Headquarters

ICOS Vision Systems Corporation NV
Research Park Haasrode, Zone 1
Esperantolaan 8
3001 Heverlee, Belgium

Stock Exchange Listing

—∘ The Company's Common Stock is traded on the Nasdaq National Market, Nasdaq Europe (till August 15, 2003) and Euronext (as from June 4, 2003). under the symbol 'IVIS'

Additional Information

—∘ Copies of the Company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission, will be available on request by contacting:

Investor Relations
ICOS Vision Systems Corporation NV
Belgium
www.icos.be

Financial Information
ICOS Vision Systems Corporation NV
Mr. Dominique Vercammen
Finance Manager
Belgium

—∘ A Dutch copy of this annual report is also available on request.

Transfer Agent

—∘ Information concerning lost stock certificates, change of address, account status, or other questions regarding your stock in ICOS Vision Systems Corporation NV should be directed to the Company's transfer agent:

Mellon Investor Services LLC
85 Challenger Road
Ridgefield Park, NJ 07660, USA
www.melloninvestor.com

Independent Auditor

Klynveld Peat Marwick Goerdeler Bedrijfsrevisoren, represented by Mr. Jos Briers, Brussels, Belgium

Legal Counsels

Brown Rudnick Berlack Israels LLP
Boston, MA, USA

Eubelius
Brussels, Belgium

Liquidity Support

—∘ In compliance with Euronext's recommendations and in the interest of maintaining maximum liquidity of the shares, the Company entered in 2003 into a liquidity providing contract with Petercam NV.

Financial Services

Petercam NV
Brussels, Belgium

KBC Bank NV
Brussels, Belgium

Annual General Meeting

→ The Annual General Meeting of Shareholders of ICOS Vision Systems Corporation NV will be held on Tuesday May 11, 2004 at 11:00 am, Esperantolaan 8, 3001 Heverlee, Belgium.

Stock Price Information

→ The following table shows the reported quarterly high and low sales prices per share of the Company's common stock for the period of January 1, 2002, until December 31, 2003 as reported by the Nasdaq, Nasdaq Europe (till August 15, 2003) and Euronext (as from June 4, 2003).

Fiscal year ended December 31, 2002

	Nasdaq in U.S. dollar		Nasdaq Europe in U.S. dollar	
	Highest	Lowest	Highest	Lowest
Quarter 1 - 2002	$ 8.62	$ 6.60	$ 8.70	$ 6.80
Quarter 2 - 2002	$ 8.50	$ 6.33	$ 8.40	$ 6.70
Quarter 3 - 2002	$ 7.50	$ 3.80	$ 6.95	$ 4.45
Quarter 4 - 2002	$ 6.75	$ 1.85	$ 6.00	$ 4.50

Fiscal year ended December 31, 2003

	Nasdaq in U.S. dollar Jan 1 - Dec. 31, 03		Nasdaq Europe in U.S. dollar Jan 1 - Aug. 15, 03		Euronext in Euro June 4 - Dec. 31, 03	
	Highest	Lowest	Highest	Lowest	Highest	Lowest
Quarter 1 - 2003	$ 5.60	$ 4.50	$ 5.60	$ 4.00		
Quarter 2 - 2003	$ 7.90	$ 5.05	$ 7.78	$ 4.93	€ 6.94	€ 6.20
Quarter 3 - 2003	$ 10.84	$ 6.91	$ 8.63	$ 7.05	€ 9.55	€ 6.10
Quarter 4 - 2003	$ 18.30	$ 9.41	-	-	€ 14.50	€ 8.30

Special note regarding forward-looking statements

—◦ Certain statements in this annual report, including those contained in the letter to Shareholders, constitute forward looking statements, including statements about the Company's plans, objectives, expectations and intentions. The cautionary statement made in this note should be read as being applicable to all related forward-looking statements wherever they appear in this report. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the company's dependence on the cyclical semiconductor and electronic assembly industries, possible quarterly fluctuations in operating results, risk associated with development of new products, rapid technological change, the early stage of market develoment of certain applications of the Company's products, the Company's reliance on OEM Customers and the lengthy sales cycles of those customers, dependence on limited sources of supply for certain components, dependence upon outside contractors, customer concentration, proprietary technology and intellectual property risks, competition, risks associated with management of growth and possible future aquisitions, the ability of the Company to attract and retain key personnel, risks associated with multinational operations and currency exchange rate fluctuations, and other factors set forth from time to time in the Company's filings with the U.S. Securities and Exchange Commission.

ICOS

ICOS Offices Europe

ICOS Vision Systems Corporation NV
Holding Company

ICOS Vision Systems NV
Headquarters
Research Park Haasrode
Esperantolaan 8
3001 Heverlee, Belgium
Tel. (+32) 16 39 82 20
Fax (+32) 16 40 00 67

ICOS Vision Systems GmbH
Bajuwarenring 21
82041 Oberhaching/Munich,
Germany
Tel. (+49) 89 613 75 90
Fax (+49) 89 625 28 25

Distributors Europe

- PTS Ltd., UK

ICOS Offices US

ICOS Vision Systems Inc.
2000 Wyatt Drive – Suite 13
Santa Clara CA 95054, USA
Tel. (+1) 408 567 95 11
Fax (+1) 408 567 95 12

Distributors US

- Capris Engineering, Costa Rica

ICOS Offices Asia

ICOS Vision Systems Ltd.
13F, Yokohama Nishiguchi, KN Bldg.
2-8-4 Kitasaiwai
Nishi-Ku, Yokohama, 220-0004
Japan
Tel. (+81) 45 316 01 23
Fax (+81) 45 316 01 43

ICOS Vision Systems Limited
2F., Unit 205-208
Prosperity Center
77-81 Container Port Road
Kwai Chung, N.T. Hong Kong
Tel. (+852) 2793 1339
Fax (+852) 2950 9157

ICOS Vision Systems Pte. Ltd.
Tech Place II
Block 5002 # 02-12
Ang Mo Kio Avenue 5
Singapore 569871
Tel. (+65) 6484 54 10
Fax (+65) 6484 54 13

Distributors Asia

- Hauman Enterprises Co., Ltd., Taiwan
- Hauman International Trading Ltd., China
- Kestronics Thailand
- Kestronics Kuala Lumpur
- Kestronics Penang
- Kestronics Singapore/Indonesia
- Marubun Corporation (Japan)
- Semateq Philippines
- SM Incorporated (Korea)
- Teltec Pacific (Hong Kong)

www.icos.be